Exhibit 99.1
Brookfield Infrastructure Partners L.P.
Interim Report Q2 2022
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021 AND
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

Brookfield Infrastructure Partners L.P. (our “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) is a leading global infrastructure company that owns and operates high-quality, essential, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows.
Brookfield Asset Management Inc. (together with its affiliates other than Brookfield Infrastructure, “Brookfield”) has an approximate 27.2% economic interest in Brookfield Infrastructure on a fully exchanged basis. Brookfield Infrastructure has appointed Brookfield as its Service Provider to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	June 30, 2022	December 31, 2021
Assets
Cash and cash equivalents	7	$1,301	$1,406
Financial assets	7	870	740
Accounts receivable and other	7	2,317	2,204
Inventory		458	400
Assets classified as held for sale	4	878	146
Current assets		5,824	4,896
Property, plant and equipment	8	37,469	38,655
Intangible assets	9	13,524	14,214
Investments in associates and joint ventures	10	5,183	4,725
Investment properties		646	655
Goodwill	6	8,952	8,979
Financial assets	7	796	536
Other assets		1,379	1,141
Deferred income tax asset		126	160
Total assets		$73,899	$73,961

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	7	$4,163	$4,019
Corporate borrowings	7,11	264	431
Non-recourse borrowings	7,11	3,506	2,701
Financial liabilities	7	454	1,510
Liabilities directly associated with assets classified as held for sale	4	508	—
Current liabilities		8,895	8,661
Corporate borrowings	7,11	3,225	2,288
Non-recourse borrowings	7,11	23,393	23,833
Financial liabilities	7	1,694	1,730
Other liabilities		4,663	5,027
Deferred income tax liability		5,970	6,011
Preferred shares	7	20	20
Total liabilities		47,860	47,570

Partnership capital
Limited partners	16	5,419	5,702
General partner	16	29	31
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	16	2,282	2,408
BIPC exchangeable shares	16	1,303	1,369
Exchangeable units(1)	16	75	85
Perpetual subordinated notes	16	293	—
Interest of others in operating subsidiaries		15,720	15,658
Preferred unitholders	16	918	1,138
Total partnership capital		26,039	26,391
Total liabilities and partnership capital		$73,899	$73,961

1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
The accompanying notes are an integral part of the financial statements.
2 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2022	2021	2022	2021
Revenues	14	$3,681	$2,663	$7,092	$5,346
Direct operating costs(1)	8,9,15	(2,712)	(1,925)	(5,218)	(3,740)
General and administrative expenses		(108)	(96)	(229)	(191)
		861	642	1,645	1,415
Interest expense		(469)	(362)	(878)	(717)
Share of (losses) earnings from investments in associates and joint ventures	10	(34)	10	20	77
Mark-to-market on hedging items	7	169	(15)	137	20
Other income		52	1,317	87	1,344
Income before income tax		579	1,592	1,011	2,139
Income tax (expense) recovery
Current		(180)	(74)	(300)	(168)
Deferred		26	(212)	8	(252)
Net income		$425	$1,306	$719	$1,719

Attributable to:
Limited partners		$70	$192	$76	$281
General partner		60	51	120	101
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		29	79	32	116
BIPC exchangeable shares		17	29	18	43
Exchange LP Units		—	1	—	1
Interest of others in operating subsidiaries		249	954	473	1,177
Basic and diluted income per limited partner unit:	16	$0.13	$0.41	$0.12	$0.59
1.Our company reclassified depreciation and amortization expense, which was previously presented as a separate line item, to direct operating costs. Direct operating costs include $552 million and $1,096 million of depreciation and amortization expenses for the three and six-month periods ended June 30, 2022, respectively. Prior period amounts were also adjusted to reflect this change, which resulted in an increase to direct operating costs of $492 million and $961 million for the three and six-month periods ended June 30, 2021, with an equal and offsetting decrease to depreciation and amortization expense. This reclassification had no impact on revenues, net income, or basic and diluted earnings per limited partner unit.
The accompanying notes are an integral part of the financial statements.
Q2 2022 INTERIM REPORT 3

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2022	2021	2022	2021
Net income		$425	$1,306	$719	$1,719
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Revaluation of asset retirement obligation		23	—	48	—
Marketable securities, net of tax	7	—	45	—	165
Unrealized actuarial gains (losses)		5	(1)	18	20
Tax impact of remeasurement of revaluation surplus and other	18	(6)	(90)	(15)	(94)
		22	(46)	51	91
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(1,286)	424	(751)	50
Cash flow hedge	7	195	(19)	450	160
Net investment hedge	7	93	(47)	122	(41)
Taxes on the above items		(47)	6	(114)	(34)
Share of income (losses) from investments in associates and joint ventures	10	173	(3)	148	5
		(872)	361	(145)	140
Total other comprehensive (loss) income		(850)	315	(94)	231
Comprehensive (loss) income		$(425)	$1,621	$625	$1,950

Attributable to:
Limited partners		$(153)	$326	$70	$380
General partner		59	51	120	101
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		(64)	135	31	157
BIPC exchangeable shares		(35)	49	18	58
Exchangeable units(1)		(3)	1	—	1
Interest of others in operating subsidiaries		(229)	1,059	386	1,253
1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
The accompanying notes are an integral part of the financial statements.
4 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2022 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares	Non-controlling interest –Exchangeable units(4)	Non-controlling interest – in operating subsidiaries	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as of March 31, 2022	$6,080	$(2,309)	$1,430	$540	$5,741	$31	$2,420	$1,381	$81	$16,110	$293	$918	$26,975
Net income	—	70	—	—	70	60	29	17	—	249	—	—	425
Other comprehensive loss	—	—	—	(223)	(223)	(1)	(93)	(52)	(3)	(478)	—	—	(850)
Comprehensive income (loss)	—	70	—	(223)	(153)	59	(64)	(35)	(3)	(229)	—	—	(425)
Unit issuance(2)	4	—	—	—	4	—	—	—	—	—	—	—	4
Partnership distributions(3)	—	(165)	—	—	(165)	(61)	(69)	(40)	(3)	—	—	—	(338)
Partnership preferred distributions(3)	—	(9)	—	—	(9)	—	(5)	(2)	—	—	—	—	(16)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(161)	—	—	(161)
Other items(2)	1	86	—	(86)	1	—	—	(1)	—	—	—	—	—
Balance as at June 30, 2022	$6,085	$(2,327)	$1,430	$231	$5,419	$29	$2,282	$1,303	$75	$15,720	$293	$918	$26,039

1.Refer to Note 18 Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 16 Partnership Capital.
3.Refer to Note 17 Distributions.
4.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.
Q2 2022 INTERIM REPORT 5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2021 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest –Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares	Non-controlling interest – Exchange LP Units	Non-controlling interest – in operating subsidiaries	Preferred unitholders capital	Total partners’ capital

Balance as at March 31, 2021	$5,529	$(2,357)	$540	$417	$4,129	$19	$1,643	$622	$11	$14,204	$1,324	$21,952
Net income	—	192	—	—	192	51	79	29	1	954	—	1,306
Other comprehensive income	—	—	—	134	134	—	56	20	—	105	—	315
Comprehensive income	—	192	—	134	326	51	135	49	1	1,059	—	1,621
Unit issuance(2)	3	—	—	—	3	—	—	—	—	—	—	3
Partnership distributions(3)	—	(151)	—	—	(151)	(50)	(62)	(23)	(1)	—	—	(287)
Partnership preferred distributions(3)	—	(11)	—	—	(11)	—	(5)	(2)	—	—	—	(18)
Disposition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	(1,408)	—	(1,408)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(306)	—	(306)
Acquisition of non-controlling interest(5)	—	—	—	—	—	—	—	—	—	(196)	—	(196)
Other items (1),(4),(5)	—	170	(21)	(170)	(21)	—	(8)	(3)	—	122	—	90
Balance as at June 30, 2021	$5,532	$(2,157)	$519	$381	$4,275	$20	$1,703	$643	$11	$13,475	$1,324	$21,451

1.Refer to Note 18 Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 16 Partnership Capital.
3.Refer to Note 17 Distributions.
4.Refer to Note 5 Disposition of Businesses.
5.Refer to Note 6 Acquisition of Businesses.

The accompanying notes are an integral part of the financial statements.

6 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest –Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares	Non-controlling interest – Exchangeable Units	Non-controlling interest – in operating subsidiaries	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as at January 1, 2022	$6,074	$(2,125)	$1,430	$323	$5,702	$31	$2,408	$1,369	$85	$15,658	$—	$1,138	$26,391
Net income	—	76	—	—	76	120	32	18	—	473	—	—	719
Other comprehensive loss	—	—	—	(6)	(6)	—	(1)	—	—	(87)	—	—	(94)
Comprehensive income (loss)	—	76	—	(6)	70	120	31	18	—	386	—	—	625
Unit issuance(2)	8	—	—	—	8	—	—	—	—	—	—	—	8
Partnership distributions(3)	—	(330)	—	—	(330)	(122)	(138)	(80)	(6)	—	—	—	(676)
Partnership preferred distributions(3)	—	(20)	—	—	(20)	—	(10)	(5)	—	—	—	—	(35)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(324)	—	—	(324)
Preferred units redeemed(2)	—	(14)	—	—	(14)	—	(9)	—	—	—	—	(220)	(243)
Issuance of perpetual subordinated notes(2)	—	—	—	—	—	—	—	—	—	—	293	—	293
Other items(2)	3	86	—	(86)	3	—	—	1	(4)	—	—	—	—
Balance as at June 30, 2022	$6,085	$(2,327)	$1,430	$231	$5,419	$29	$2,282	$1,303	$75	$15,720	$293	$918	$26,039

1.Refer to Note 18 Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 16 Partnership Capital.
3.Refer to Note 17 Distributions.
4.Refer to Note 5 Disposition of Businesses.

The accompanying notes are an integral part of the financial statements.

Q2 2022 INTERIM REPORT 7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest –Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares	Non-controlling interest – Exchange LP Units	Non-controlling interest – in operating subsidiaries	Preferred unitholders capital	Total partners’ capital

Balance as at January 1, 2021	$5,526	$(2,285)	$540	$452	$4,233	$19	$1,687	$638	$12	$13,954	$1,130	$21,673
Net income	—	281	—	—	281	101	116	43	1	1,177	—	1,719
Other comprehensive loss	—	—	—	99	99	—	41	15	—	76	—	231
Comprehensive income (loss)	—	281	—	99	380	101	157	58	1	1,253	—	1,950
Unit issuance(2)	6	—	—	—	6	—	—	—	—	—	—	6
Partnership distributions(3)	—	(302)	—	—	(302)	(100)	(124)	(46)	(2)	—	—	(574)
Partnership preferred distributions(3)	—	(21)	—	—	(21)	—	(9)	(4)	—	—	—	(34)
Acquisition of subsidiaries(5)	—	—	—	—	—	—	—	—	—	288	—	288
Disposition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	(1,408)	—	(1,408)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(538)	—	(538)
Acquisition of non-controlling interest(5)	—	—	—	—	—	—	—	—	—	(196)	—	(196)
Preferred units issued(2)	—	—	—	—	—	—	—	—	—	—	194	194
Other items(1),(4),(5)	—	170	(21)	(170)	(21)	—	(8)	(3)	—	122	—	90
Balance as at June 30, 2021	$5,532	$(2,157)	$519	$381	$4,275	$20	$1,703	$643	$11	$13,475	$1,324	$21,451

1.Refer to Note 18 Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 16 Partnership Capital.
3.Refer to Note 17 Distributions.
4.Refer to Note 5 Disposition of Businesses.
5.Refer to Note 6 Acquisition of Businesses.

The accompanying notes are an integral part of the financial statements.

8 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2022	2021	2022	2021
Operating Activities
Net income		$425	$1,306	$719	$1,719
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	10	76	(10)	146	(18)
Depreciation and amortization expense	8,9	552	492	1,096	961
Mark-to-market on hedging items, provisions and other	7	(200)	(1,254)	(179)	(1,348)
Deferred income tax (recovery) expense		(26)	212	(8)	252
Changes in non-cash working capital, net		(93)	(182)	(305)	(276)
Cash from operating activities		734	564	1,469	1,290

Investing Activities
Acquisition of subsidiaries, net of cash acquired	6	—	(49)	(42)	(145)
Disposal of subsidiaries, net of cash disposed	5	—	2,588	—	2,588
Investments in associates and joint ventures	10	(216)	—	(671)	—
Disposal of investments in associates and joint ventures	10	275	—	275	412
Purchase of long-lived assets	8,9	(735)	(414)	(1,334)	(746)
Disposal of long-lived assets	8,9	12	12	21	23
Purchase of financial assets		(146)	(331)	(382)	(502)
Sale of financial assets		201	230	401	526
Net settlement of foreign exchange hedging items	7	25	(18)	24	(17)
Cash (used by) from investing activities		(584)	2,018	(1,708)	2,139

Financing Activities
Distributions to general partner	17	(61)	(50)	(122)	(100)
Distributions to other unitholders	17	(293)	(255)	(589)	(508)
Subsidiary distributions to non-controlling interest		(161)	(306)	(324)	(538)
Capital provided by non-controlling interest	16	—	—	293	100
Capital provided to non-controlling interest		—	(1,408)	—	(1,408)
Acquisition of partial interest from non-controlling interest	6	—	(283)	—	(283)
Deposit repaid to parent	19	(200)	(744)	—	(344)
Proceeds from corporate borrowings	11	474	244	474	244
(Repayment of) net proceeds from commercial paper program	11	(124)	406	(164)	496
Proceeds from corporate credit facility	11	1,245	1,539	2,202	1,830
Repayment of corporate credit facility	11	(1,216)	(1,816)	(1,694)	(2,961)
Proceeds from non-recourse borrowings	11	2,164	1,005	3,400	1,597
Repayment of non-recourse borrowings	11	(1,413)	(555)	(2,007)	(974)
Lease liability repaid and other		(72)	(119)	(90)	(178)
Settlement of deferred consideration		(1,037)	(137)	(1,037)	(191)
Net preferred units (redeemed) issued	16	—	—	(243)	194
Partnership units issued	16	4	3	8	6
Cash (used by) from financing activities		(690)	(2,476)	107	(3,018)

Cash and cash equivalents
Change during the period		(540)	106	(132)	411
Cash reclassified as assets held for sale		(30)	—	(30)	(6)
Impact of foreign exchange on cash		(98)	29	57	3
Balance, beginning of period		1,969	1,140	1,406	867
Balance, end of period		$1,301	$1,275	$1,301	$1,275
The accompanying notes are an integral part of the financial statements.
Q2 2022 INTERIM REPORT 9

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021 AND
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021
1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utilities, transport, midstream and data businesses in North and South America, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Our partnership is a subsidiary of Brookfield Asset Management Inc. (“Brookfield”). Our partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 1, Series 3, Series 9 and Series 11 are listed on the Toronto Stock Exchange under the symbols “BIP.PR.A,” “BIP.PR.B,” “BIP.PR.E” and “BIP.PR.F,” respectively. Our cumulative Class A preferred limited partnership units, Series 13 and Series 14, are listed on the New York Stock Exchange under the symbols “BIP.PR.A” and “BIP.PR.B”, respectively. Our partnership’s registered office is 73 Front Street, 5th Floor Hamilton, HM 12, Bermuda.
In these notes to the consolidated financial statements, references to “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively. References to “Class A Preferred Units,” “Series 1 Preferred Units,” “Series 3 Preferred Units,” “Series 9 Preferred Units,” “Series 11 Preferred Units,” “Series 13 Preferred Units” and “Series 14 Preferred Units” are to cumulative Class A preferred limited partnership units, cumulative Class A preferred limited partnership units, Series 1, cumulative Class A preferred limited partnership units, Series 3, cumulative Class A preferred limited partnership units, Series 9, cumulative Class A preferred limited partnership units, Series 11, cumulative Class A preferred limited partnership units, Series 13, and cumulative Class A preferred limited partnership units Series 14, in our partnership, respectively.

2. SUMMARY OF ACCOUNTING POLICIES
a) Statement of Compliance
These interim condensed and consolidated financial statements of our partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year-ended December 31, 2021. The accounting policies that our partnership applied in its annual consolidated financial statements as of and for the year-ended December 31, 2021 are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.
These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of our partnership on August 11, 2022.
b) Significant Accounting Judgments and Key Sources of Estimation Uncertainty
In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The areas of policy judgment are consistent with those reported in our consolidated financial statements as of and for the year-ended December 31, 2021. As disclosed in our 2021 annual consolidated financial statements, our partnership uses significant assumptions and estimates to determine the fair value of our property, plant and equipment and the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or an intangible asset has been allocated.
3. SEGMENT INFORMATION
IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assess its performance. The Chief Operating Decision Maker (“CODM”) uses Funds from Operations (“FFO”) in assessing performance and in making resource allocation decisions, which enable the determination of return on the equity deployed. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations.
10 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2022 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$485	$617	$411	$145	$—	$1,658	$(617)	$2,640	$3,681
Costs attributed to revenues(2)	(199)	(347)	(193)	(62)	—	(801)	313	(1,672)	(2,160)
General and administrative expenses	—	—	—	—	(108)	(108)	—	—	(108)
Other (expense) income	(23)	(1)	(4)	2	37	11	7	(146)	(128)
Interest expense	(75)	(70)	(44)	(25)	(33)	(247)	82	(304)	(469)
FFO	188	199	170	60	(104)	513
Depreciation and amortization expense						(334)	131	(349)	(552)
Deferred taxes						(40)	(20)	86	26
Mark-to-market on hedging items and other						37	138	(6)	169
Share of losses from associates						—	(34)	—	(34)
Net income attributable to non-controlling interest						—	—	(249)	(249)
Net income attributable to partnership(3)						$176	$—	$—	$176

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2021 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$428	$506	$130	$151	$—	$1,215	$(474)	$1,922	$2,663
Costs attributed to revenues(2)	(177)	(267)	(48)	(67)	—	(559)	235	(1,109)	(1,433)
General and administrative expenses	—	—	—	—	(96)	(96)	—	—	(96)
Other (expense) income	(18)	—	—	—	30	12	1	(47)	(34)
Interest expense	(43)	(66)	(22)	(24)	(23)	(178)	64	(248)	(362)
FFO	190	173	60	60	(89)	394
Depreciation and amortization expense						(273)	124	(343)	(492)
Deferred taxes						(108)	(14)	(90)	(212)
Mark-to-market on hedging items and other						339	54	869	1,262
Share of earnings from associates						—	10	—	10
Net income attributable to non-controlling interest						—	—	(954)	(954)
Net income attributable to partnership(3)						$352	$—	$—	$352

	Total attributable to Brookfield Infrastructure
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$924	$1,195	$834	$297	$—	$3,250	$(1,188)	$5,030	$7,092
Costs attributed to revenues(2)	(384)	(670)	(382)	(131)	—	(1,567)	598	(3,153)	(4,122)
General and administrative expenses	—	—	—	—	(229)	(229)	—	—	(229)
Other (expense) income	(51)	(5)	(1)	5	69	17	15	(226)	(194)
Interest expense	(134)	(136)	(85)	(53)	(57)	(465)	154	(567)	(878)
FFO	355	384	366	118	(217)	1,006
Depreciation and amortization expense						(656)	254	(694)	(1,096)
Deferred taxes						(52)	(23)	83	8
Mark-to-market on hedging items and other						(52)	170	—	118
Share of earnings from associates						—	20	—	20
Net income attributable to non-controlling interest						—	—	(473)	(473)
Net income attributable to partnership(3)						$246	$—	$—	$246
Q2 2022 INTERIM REPORT 11

	Total attributable to Brookfield Infrastructure
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$818	$1,001	$364	$300	$—	$2,483	$(964)	$3,827	$5,346
Costs attributed to revenues(2)	(344)	(529)	(97)	(134)	—	(1,104)	470	(2,145)	(2,779)
General and administrative expenses	—	—	—	—	(191)	(191)	—	—	(191)
Other (expense) income	(34)	(4)	(15)	5	49	1	1	(99)	(97)
Interest expense	(84)	(133)	(46)	(51)	(50)	(364)	134	(487)	(717)
FFO	356	335	206	120	(192)	825
Depreciation and amortization expense						(553)	252	(660)	(961)
Deferred taxes						(136)	(15)	(101)	(252)
Mark-to-market on hedging items and other						406	45	842	1,293
Share of earnings from associates						—	77	—	77
Net income attributable to non-controlling interest						—	—	(1,177)	(1,177)
Net income attributable to partnership(3)						$542	$—	$—	$542
1.The above tables reconcile Brookfield Infrastructure’s share of results to our partnership’s unaudited interim condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.
2.Costs attributed to revenues exclude depreciation and amortization expense. Refer to Note 15, Direct Operating Costs, for further details.
3.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC Exchangeable LP units and non-controlling interests - BIPC exchangeable shares.
Segment assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment:

	Total Attributable to Brookfield Infrastructure
AS OF JUNE 30, 2022 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$7,640	$8,451	$10,310	$3,331	$(1,231)	$28,501	$(5,529)	$42,466	$8,461	$73,899

	Total Attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2021 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$6,184	$8,601	$10,378	$3,405	$(1,471)	$27,097	$(4,825)	$42,415	$9,274	$73,961
1.The above table provides each segment’s assets in the format that management organizes its reporting segments to make operating decisions and assess performance. Each segment is presented based on our partnership’s share of total assets, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment, respectively. The above table reconciles Brookfield Infrastructure’s share of total assets to total assets presented on our partnership’s Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates and joint ventures and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

12 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

4. ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE
In June 2022, Brookfield Infrastructure, alongside institutional partners, agreed to the sale of its Indian toll road operations for total net proceeds of approximately $0.2 billion (Indian toll road consortium of approximately $0.6 billion). As a result, the assets and liabilities of the business were classified as held for sale as at June 30, 2022. In addition, in December 2021, a subsidiary of Brookfield Infrastructure agreed to the sale of its 50% interest in a freehold landlord port in Victoria, Australia. As a result, our net investment in the port, which was previously presented as investments in associates, has been classified as held for sale.
The major classes of assets and liabilities of the businesses classified as held for sale are as follows:

US$ MILLIONS	June 30, 2022
Assets
Cash and cash equivalents	$30
Accounts receivable and other current assets	80
Current assets	110
Property, plant and equipment	4
Investment in associates(1)	139
Intangible assets	605
Goodwill and other non-current assets	20
Total assets classified as held for sale	$878

Liabilities
Accounts payable and other liabilities	$75
Deferred income tax liability	6
Non-recourse borrowings	427
Total liabilities associated with assets held for sale	508
Net assets classified as held for sale	$370
1. Refer to Note 10, Investments in Associates and Joint Ventures, for further details.
Q2 2022 INTERIM REPORT 13

5. DISPOSITION OF BUSINESSES
Dispositions completed in 2021
a) Disposition of our Chilean toll road operation
On November 16, 2021, Brookfield Infrastructure, alongside institutional partners (collectively, the “AVN consortium”) completed the sale of its 17% interest in our Chilean toll road business (AVN consortium total of approximately 34%). The sale resulted in net proceeds of approximately $165 million (AVN consortium total of approximately $315 million). Our partnership recognized a gain of approximately $140 million (AVN consortium total of $270 million) in Other income (expense) on the Consolidated Statements of Operating Results. The partnership’s share of losses relating to previous foreign exchange movements and hedges of $8 million were reclassified from accumulated other comprehensive income to Other income (expense) on the Consolidated Statements of Operating Results.
b) Disposition of our U.S. district energy operation
On July 16, 2021, Brookfield Infrastructure completed the sale of its 40% interest in our U.S. district energy operation. The sale resulted in net proceeds of approximately $555 million. Our partnership recognized a gain of approximately $425 million in Other income (expense) on the Consolidated Statements of Operating Results. The partnership’s share of accumulated revaluation surplus of $150 million was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital.
c) Disposition of our Canadian district energy operation
On June 7, 2021, Brookfield Infrastructure, alongside institutional partners (collectively, the “Enwave Canada consortium”) completed the sale of its 25% interest in our Canadian district energy operation. The sale resulted in net proceeds of approximately $450 million (Enwave Canada consortium total of approximately $1.8 billion). Our partnership recognized a gain of approximately $295 million (Enwave Canada consortium total of approximately $1.2 billion) in Other income (expense) on the Consolidated Statements of Operating Results. The partnership’s share of accumulated revaluation surplus of $124 million was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. The partnership’s share of net gains relating to previous foreign exchange movements and hedges of $9 million were reclassified from accumulated other comprehensive income to Other income (expense) on the Consolidated Statements of Operating Results.
d) Disposition of our U.K. regulated distribution business’s portfolio of smart meters
On May 12, 2021, our U.K. regulated distribution business sold its smart meters business for gross consideration of approximately $820 million. After the repayment of debt and working capital requirements at the business, our partnership received net proceeds of approximately $340 million. The business recognized a gain of approximately $195 million in Other income (expense) on the Consolidated Statements of Operating Results, of which approximately $155 million is attributable to our partnership. The partnership’s share of accumulated revaluation surplus of $142 million was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. The partnership’s share of net gains relating to previous foreign exchange movements and hedges of $12 million were reclassified from accumulated other comprehensive income to Other income (expense) on the Consolidated Statements of Operating Results.
14 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

6. ACQUISITION OF BUSINESSES
Acquisitions Completed in 2022
a) Individually insignificant business combinations
The following table summarizes the purchase price allocation of individually insignificant business combinations that have been completed in 2022:

US$ MILLIONS
Cash	$7
Equity consideration(1)	13
Contingent consideration	8
Total consideration	$28
1. As part of our consideration, we issued shares of the subsidiary which are compound instruments.
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Accounts receivable and other	$15
Property, plant and equipment	33
Intangible assets	72
Goodwill	104
Accounts payable and other liabilities	(55)
Non-recourse borrowings	(6)
Net assets acquired before non-controlling interest	163
Non-controlling interest(2)	(135)
Net assets acquired	$28
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of the acquisitions.
2.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.
Supplemental Information
Had the individually insignificant acquisitions been effective January 1, 2022, the revenue and net income of Brookfield Infrastructure would have increased by approximately $5.0 million and $1.0 million, respectively, for the six-month period ended June 30, 2022.
In determining the pro-forma revenue and net income attributable to our partnership, management has:
•Calculated depreciation of property, plant and equipment and amortization of intangible assets acquired on the basis of the fair values at the time of the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements and;
•Based borrowing costs on the funding levels, credit ratings and debt and equity position of Brookfield Infrastructure after the business combination.
Q2 2022 INTERIM REPORT 15

Acquisitions Completed in 2021
(a) Acquisition of Brazilian electricity transmission operation
On February 26, 2021, Brookfield Infrastructure, alongside institutional partners, exercised its option to acquire an additional 15% interest in Jose Maria de Macedo de Eletricidade S.A (“JMM”), a Brazilian electricity transmission operation, increasing Brookfield Infrastructure’s ownership in JMM to 31%. Prior to February 26, 2021, our partnership’s existing interest in JMM was accounted for using the equity method.
On December 24, 2021, Brookfield Infrastructure, alongside institutional partners, exercised its option to acquire an additional 15% interest in Giovanni Sanguinetti Transmissora de Energia S.A. (“Sanguinetti”) and Veredas Transmissora de Electricidade S.A. (“Veredas”), Brazilian electricity transmission operations, increasing Brookfield Infrastructure’s ownership in both operations to 31%. Prior to December 24, 2021, our partnership’s existing interest in both operations were accounted for using the equity method.
Consideration Transferred:

US$ MILLIONS
Cash	$56
Pre-existing interest in the businesses	92
Total consideration	$148
Fair value of assets and liabilities acquired as of the date of acquisitions (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$70
Accounts receivable and other	13
Intangible assets	1,094
Goodwill	44
Accounts payable and other liabilities	(99)
Non-recourse borrowings	(481)
Deferred income tax liabilities	(152)
Net assets acquired before non-controlling interest	489
Non-controlling interest(2)	(341)
Net assets acquired	$148
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of the acquisition.
2.Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.

16 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(b) Acquisition of a Canadian diversified midstream operation
On August 20, 2021, Brookfield Infrastructure, alongside institutional partners (collectively, the “IPL consortium”) acquired an effective 41% interest (IPL consortium total of 69%) in IPL for total consideration of approximately $2.8 billion (IPL consortium total of approximately $4.7 billion). The acquisition was funded through cash provided by the partnership of $0.8 billion (IPL consortium total of $1.9 billion), $0.2 billion of BIPC exchangeable LP units, $1.1 billion of BIPC exchangeable shares and $0.5 billion (IPL consortium total of $0.9 billion) of asset level debt raised on closing. In addition, Brookfield Infrastructure had an existing 3% interest in IPL (IPL consortium total - 10%) valued at $0.2 billion prior to the acquisition (IPL consortium total of $0.6 billion). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective August 20, 2021. Acquisition costs of approximately $65 million were recorded as Other income (expense) within the Consolidated Statements of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$1,268
BIPC exchangeable shares	1,061
BIPC exchangeable LP units	245
Pre-existing interest in business(1)	192
Total consideration	$2,766
1. Prior to the acquisition, Brookfield held an interest in the acquiree which was accounted for as a financial asset.

Fair value of assets and liabilities acquired as of August 20, 2021 (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$121
Accounts receivable and other	440
Property, plant and equipment	9,865
Intangible assets	2,569
Goodwill	2,096
Accounts payable and other liabilities	(700)
Lease liabilities	(226)
Non-recourse borrowings	(6,185)
IPL shares held by public shareholders(2)	(2,086)
Deferred income tax liabilities	(1,229)
Net assets acquired before non-controlling interest	4,665
Non-controlling interest(3)	(1,899)
Net assets acquired	$2,766
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, and the resulting impact to goodwill and deferred taxes as at the date of the acquisition.
2.IPL shares held by public shareholders represent the 31% interest in IPL not yet acquired by Brookfield as of August 20, 2021. The interest is classified as liability on acquisition due to the mandatory extension of Brookfield’s offer to acquire the remaining interest in IPL. The mandatory extension expired on September 3, 2021 and the remaining $1.6 billion interest was reclassified to non-controlling interest thereafter.
3.Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The goodwill recorded on acquisition is largely reflective of the potential to obtain long-term contracts for the business’ unutilized capacity and production growth. The goodwill recognized is not deductible for income tax purposes.
Q2 2022 INTERIM REPORT 17

Subsequent to the initial acquisition, Brookfield Infrastructure, alongside institutional partners, acquired an additional 4% interest (IPL consortium total of 7%) in IPL during the period between August 25, 2021 and September 3, 2021, increasing our partnership’s ownership of the business to approximately 45% (IPL consortium total of 76%), for approximately $315 million (IPL consortium total of $530 million). The acquisition was funded through cash provided by the partnership of approximately $225 million (IPL consortium total of approximately $440 million), $11 million of BIPC exchangeable LP units and $79 million of BIPC exchangeable shares. No gain or loss was recognized on acquisition.
On October 28, 2021 Brookfield Infrastructure, alongside institutional partners, acquired an additional 14% interest (IPL consortium total of 24%) in IPL for total consideration of $0.9 billion (IPL consortium of $1.6 billion). The acquisition was funded through cash provided by the partnership of approximately $0.4 billion (IPL consortium total of approximately $1.1 billion) and $0.5 billion of BIPC exchangeable shares and BIPC exchangeable LP units. Subsequent to the acquisition, our partnership’s ownership of the business is 59% (IPL consortium total of 100%). As a result of the carrying value of non-controlling interests exceeding the purchase price, a gain of approximately $30 million was recognized directly in ownership changes and recorded within Other items on the Consolidated Statements of Partnership Capital.
c) Acquisition of additional interest in our Brazilian regulated gas transmission operation
On April 30, 2021, Brookfield Infrastructure, alongside institutional partners (the “NTS consortium”), acquired an additional 3% interest (NTS consortium total of 10%) in our Brazilian regulated gas transmission operation, increasing our partnership’s ownership of the business to approximately 31%. Total consideration paid was $87 million (NTS consortium total of $283 million), all of which was funded using asset level debt raised on closing. As a result of the purchase price exceeding the previous carrying value of non-controlling interests, a loss of $32 million was recognized directly in ownership changes and recorded within Other items on the Consolidated Statements of Partnership Capital.
d) Individually insignificant business combinations
The following table summarizes the purchase price allocation of individually insignificant business combinations that were completed in 2021:

US$ MILLIONS
Cash	$79
Deferred consideration	3
Contingent consideration	2
Total consideration	$84
Fair value of assets and liabilities acquired as of the date of acquisitions (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$26
Accounts receivable and other	34
Property, plant and equipment	314
Intangible assets	71
Goodwill	260
Accounts payable and other liabilities	(51)
Lease liabilities	(109)
Non-recourse borrowings	(32)
Deferred income tax liabilities	(49)
Net assets acquired before non-controlling interest	464
Non-controlling interest(2)	(380)
Net assets acquired	$84
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of the acquisitions.
2.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.

18 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.
Classification of Financial Instruments
Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments on hedging items for those in an effective hedging relationship and changes in the fair value of securities designated as fair value through other comprehensive income are recognized in other comprehensive income.
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated classifications as at June 30, 2022:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$1,301	$1,301
Accounts receivable and other	—	2,971	2,971
Financial assets (current and non-current)(1)	1,542	124	1,666
Total	$1,542	$4,396	$5,938

Financial liabilities
Corporate borrowings	$—	$3,489	$3,489
Non-recourse borrowings (current and non-current)	—	26,899	26,899
Accounts payable and other	—	3,450	3,450
Financial liabilities (current and non-current)(1)	296	1,852	2,148
Lease liabilities	—	3,646	3,646
Preferred shares(2)	—	20	20
Total	$296	$39,356	$39,652
1.Derivative instruments which are elected for hedge accounting totaling $697 million are included in financial assets and $58 million of derivative instruments are included in financial liabilities.
2.$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
Q2 2022 INTERIM REPORT 19

The following table provides the allocation of financial instruments and their associated classifications as at December 31, 2021:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$1,406	$1,406
Accounts receivable and other	—	2,718	2,718
Financial assets (current and non-current)(1)	1,171	105	1,276
Total	$1,171	$4,229	$5,400

Financial liabilities
Corporate borrowings	$—	$2,719	$2,719
Non-recourse borrowings (current and non-current)	—	26,534	26,534
Accounts payable and other	—	3,392	3,392
Financial liabilities (current and non-current)(1)	501	2,739	3,240
Lease liabilities	—	3,840	3,840
Preferred shares(2)	—	20	20
Total	$501	$39,244	$39,745
1.Derivative instruments which are elected for hedge accounting totaling $384 million are included in financial assets and $314 million of derivative instruments are included in financial liabilities.
2.$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
The following table provides the carrying values and fair values of financial instruments as at June 30, 2022 and December 31, 2021:

	June 30, 2022		December 31, 2021
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$1,301	$1,301	$1,406	$1,406
Accounts receivable and other	2,971	2,971	2,718	2,718
Financial assets (current and non-current)	1,666	1,666	1,276	1,276
Total	$5,938	$5,938	$5,400	$5,400

Financial liabilities
Corporate borrowings(1)	$3,489	$3,234	$2,719	$2,805
Non-recourse borrowings (current and non-current)(2)	26,899	26,264	26,534	26,769
Accounts payable and other	3,450	3,450	3,392	3,392
Financial liabilities (current and non-current)	2,148	2,148	3,240	3,240
Preferred shares(3)	20	20	20	20
Total	$36,006	$35,116	$35,905	$36,226
1.Corporate borrowings are classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.
2.Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at our U.K. port operation, which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
3.$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
20 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Hedging Activities
Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting, the derivative must be designated as a hedge of a specific exposure and the hedging relationship must meet all of the hedge effectiveness requirements in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the hedging relationship does not meet all of the hedge effectiveness requirements, hedge accounting is discontinued prospectively.
Cash Flow Hedges
Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the three and six-month periods ended June 30, 2022, gains of $195 million and $450 million, respectively (2021: losses of $19 million and gains of $160 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As of June 30, 2022, there was a net derivative asset balance of $574 million relating to derivative contracts designated as cash flow hedges (December 31, 2021: $101 million).
Net Investment Hedges
Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three and six-month periods ended June 30, 2022, gains of $93 million and $122 million, respectively (2021: losses of $47 million and $41 million) were recorded in other comprehensive income relating to the hedges of net investments in foreign operations. Further, for the three and six-month periods ended June 30, 2022, Brookfield Infrastructure received $25 million and $24 million, respectively (2021: paid $18 million and $17 million) relating to the settlement of foreign exchange contracts in the period. As of June 30, 2022, there was a net unrealized derivative asset balance of $65 million relating to derivative contracts designated as net investment hedges (December 31, 2021: liability balance of $31 million).
Fair Value Hierarchical Levels—Financial Instruments
Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:
•Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
•Level 2 – Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.
•Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interest’s share of net assets of limited life funds.
Q2 2022 INTERIM REPORT 21

The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	June 30, 2022	December 31, 2021
Marketable securities	Level 1(1)	$75	$179
Foreign currency forward contracts	Level 2(2)
Financial asset		$244	$104
Financial liability		43	98
Interest rate swaps & other	Level 2(2)
Financial asset		$1,168	$882
Financial liability		104	307
Other contracts	Level 3(3)
Financial asset		$55	$6
Financial liability		149	96
1.Valuation technique: Quoted bid prices in an active market.
2.Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange and interest rates (from observable forward exchange and interest rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.
3.Valuation technique: Discounted cash flow. Future cash flows primarily driven by assumptions concerning the amount and timing of estimated future cash flow.
During the three and six-month periods ended June 30, 2022, no transfers were made between level 1 and 2 or level 2 and 3.

22 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

8. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total

Balance at January 1, 2021	$9,289	$8,697	$4,321	$8,593	$30,900
Additions, net of disposals	478	434	423	429	1,764
Acquisitions through business combinations(1)	180	134	9,865	—	10,179
Assets held by subsidiaries disposed during the period(2)	(2,300)	(15)	—	—	(2,315)
Non-cash additions (disposals)(3)	34	(107)	88	(532)	(517)
Net foreign currency exchange differences	(116)	(145)	165	(166)	(262)
Balance at December 31, 2021	$7,565	$8,998	$14,862	$8,324	$39,749
Additions, net of disposals	218	274	427	233	1,152
Acquisitions through business combinations(1)	—	—	—	33	33
Non-cash (disposals) additions	(105)	(2)	(6)	38	(75)
Assets reclassified as held for sale	—	(8)	—	—	(8)
Net foreign currency exchange differences	(535)	(292)	(294)	(411)	(1,532)
Balance at June 30, 2022	$7,143	$8,970	$14,989	$8,217	$39,319

Accumulated depreciation:
Balance at January 1, 2021	$(1,613)	$(1,404)	$(356)	$(263)	$(3,636)
Depreciation expense	(352)	(481)	(270)	(419)	(1,522)
Disposals	19	9	17	—	45
Assets held by subsidiaries disposed during the period(2)	663	12	—	—	675
Non-cash disposals	—	140	3	45	188
Net foreign currency exchange differences	11	56	(16)	8	59
Balance at December 31, 2021	$(1,272)	$(1,668)	$(622)	$(629)	$(4,191)
Depreciation expense	(160)	(232)	(208)	(195)	(795)
Assets reclassified as held for sale	—	4	—	—	4
Non-cash disposals	—	10	3	5	18
Net foreign currency exchange differences	93	86	24	32	235
Balance at June 30, 2022	$(1,339)	$(1,800)	$(803)	$(787)	$(4,729)

Accumulated fair value adjustments:
Balance at January 1, 2021	$2,934	$1,048	$338	$—	$4,320
Fair value adjustments	134	48	70	—	252
Net foreign currency exchange differences	(26)	(50)	—	—	(76)
Assets held by subsidiaries disposed during the period(2)	(1,399)	—	—	—	(1,399)
Balance at December 31, 2021	$1,643	$1,046	$408	$—	$3,097
Net foreign currency exchange differences	(155)	(62)	(1)	—	(218)
Balance at June 30, 2022	$1,488	$984	$407	$—	$2,879

Net book value:
December 31, 2021	$7,936	$8,376	$14,648	$7,695	$38,655
June 30, 2022(4)	$7,292	$8,154	$14,593	$7,430	$37,469
1.Refer to Note 6 , Acquisition of Businesses, for further details.
2.Refer to Note 5, Disposition of Businesses, for further details.
3.Non-cash disposals within the data segment primarily relates to revisions to the purchase price allocation at our telecom tower operation in India.
4.Includes right-of-use assets of $118 million in our utilities segment, $1,044 million in our transport segment, $369 million in our midstream segment and $2,174 million in our data segment. Current lease liabilities of $404 million have been included in accounts payable and other and non-current lease liabilities of $3,242 million have been included in other liabilities in the Consolidated Statement of Financial Position.
The partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2021. Brookfield Infrastructure determined fair value under the income method or on a depreciated replacement cost basis. The partnership’s right-of-use assets recorded as property, plant, and equipment are measured using the cost model. Assets under development are revalued where fair value could be reliably measured.
Q2 2022 INTERIM REPORT 23

9. INTANGIBLE ASSETS

	As of
US$ MILLIONS	June 30, 2022	December 31, 2021
Cost	$15,195	$15,785
Accumulated amortization	(1,671)	(1,571)
Total	$13,524	$14,214
Intangible assets are allocated to the following cash generating units, or group of cash generating units:

	As of
US$ MILLIONS	June 30, 2022	December 31, 2021
Brazilian regulated gas transmission operation	$2,812	$2,645
Canadian diversified midstream	2,395	2,536
North American rail operations	1,799	1,867
North American residential energy infrastructure operation	1,662	1,720
Brazilian electricity transmission operation	1,477	1,366
Peruvian toll roads	1,025	976
Indian telecom tower operation	729	782
Indian toll roads(1)	—	658
U.K. telecom towers operation	429	480
U.K. port operation	260	289
Other(2)	936	895
Total	$13,524	$14,214
1.Refer to Note 4, Assets and Liabilities Classified as Held for Sale, for further details.
2.Other intangibles are primarily comprised of customer contracts at our Australian port operation, Western Canadian natural gas gathering and processing operation, U.S. data center operation, Colombian natural gas transmission operation, natural gas operation in India and contracted order book at our U.K. regulated distribution operation.

The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	For the six-month period ended June 30, 2022	For the 12 month period ended December 31, 2021
Cost at beginning of the period	$15,785	$13,233
Additions through business combinations(1)	72	3,734
Additions, net of disposals	71	67
Assets held by subsidiaries disposed during the period(2)	—	(957)
Assets reclassified as held for sale(3)	(816)	—
Non-cash additions(4)	68	271
Foreign currency translation	15	(563)
Ending Balance	$15,195	$15,785
1.Refer to Note 6, Acquisition of Businesses, for further details.
2.Refer to Note 5, Disposition of Businesses, for further details.
3.Refer to Note 4, Assets and Liabilities Classified as Held for Sale, for further details.
4.Non-cash additions for the three-month period ended June 30, 2022 primarily relates to revisions to the purchase price allocation at our residential infrastructure operation in Germany.
24 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	For the six-month period ended June 30, 2022	For the 12 month period ended December 31, 2021
Accumulated amortization at beginning of the period	$(1,571)	$(1,466)
Assets held by subsidiaries disposed during the period(1)	—	281
Non-cash additions, net of disposals	1	26
Assets reclassified as held for sale	211	—
Amortization	(301)	(514)
Disposals	(3)	—
Foreign currency translation	(8)	102
Ending Balance	$(1,671)	$(1,571)
1.Refer to Note 5, Disposition of Businesses, for further details.
10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	For the six-month period ended June 30, 2022	For the 12 month period ended December 31, 2021
Balance at the beginning of the period	$4,725	$5,528
Share of earnings for the period	20	88
Foreign currency translation and other	(65)	(323)
Share of other comprehensive income	148	163
Distributions	(166)	(157)
Disposition of interest(1),(7)	(150)	(336)
Held for sale(2)	—	(146)
Change in basis of accounting(3),(4)	—	(92)
Acquisitions(5),(6),(8)	671	—
Ending Balance(9)	$5,183	$4,725
1.In March 2021, Brookfield Infrastructure sold an effective 13% interest in its U.S. gas pipeline for net proceeds of $412 million. Approximately $125 million of the proceeds were used to repay a shareholder loan. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $75 million in Other income (expense) in the Consolidated Statement of Operating Results. Based on our ownership interest and governance rights retained, our partnership will continue to equity account for this investment in the midstream segment.
2.In December 2021, a subsidiary of Brookfield Infrastructure agreed to the sale of its 50% interest in a freehold landlord port in Victoria, Australia. The transaction is subject to regulatory approval. The subsidiary is expected to receive net proceeds of approximately $0.3 billion.
3.On February 26, 2021, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Jose Maria de Macedo de Eletricidade S.A. (“JMM”), a Brazilian electricity transmission operation, increasing Brookfield Infrastructure’s ownership in JMM to 31%. As a result of governance rights obtained, Brookfield Infrastructure consolidated JMM effective February 26, 2021. Refer to Note 6, Acquisition of Businesses, for further details.
4.On December 24, 2021, Brookfield Infrastructure, alongside institutional partners, exercised its option to acquire an additional 15% interest in Giovanni Sanguinetti Transmissora de Energia S.A. (“Sanguinetti”) and Veredas Transmissora de Electricidade S.A. (“Veredas”), which are both Brazilian electricity transmission operations, increasing Brookfield Infrastructure’s ownership in both operations to 31%. As a result of governance rights obtained, Brookfield Infrastructure consolidated Sanguinetti and Veredas as of December 24, 2021. Refer to Note 6, Acquisition of Businesses, for further details.
5.On February 16, 2022, Brookfield Infrastructure acquired an approximate 8% interest in AusNet Services Ltd., an Australian regulated utility, for total equity consideration of approximately $0.5 billion.
6.On April 1, 2022, Brookfield Infrastructure acquired a 13% interest in an Australian smart meter business, for total equity consideration of approximately $215 million.
7.On June 13, 2022, Brookfield Infrastructure sold an effective 49% interest in its North American container terminal operation for net proceeds of $275 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $125 million and income tax expense of approximately $50 million in the Consolidated Statement of Operating Results. $142 million of revaluation gains (net of tax) were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital.
8.Subsequent to quarter end, Brookfield Infrastructure acquired a 13% interest in an Australian data transmission business, for total equity consideration of approximately $0.2 billion.
9.The closing balance includes a shareholder loan of $375 million receivable from our U.S. gas pipeline (2021: $375 million).

Q2 2022 INTERIM REPORT 25

The following table represents the carrying value of our partnership’s investments in associates and joint ventures:

	As of
US$ MILLIONS	June 30, 2022	December 31, 2021
Utilities	$870	$230
Transport	2,132	2,317
Midstream	1,052	1,052
Data	1,025	1,087
Corporate	104	39
Ending Balance	$5,183	$4,725
The following tables summarize the aggregate balances of investments in associates and joint ventures on a 100% basis:

	As of
US$ MILLIONS	June 30, 2022	December 31, 2021
Financial position:
Total assets	$67,997	$52,969
Total liabilities	(39,918)	(31,731)
Net assets	$28,079	$21,238

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2022	2021	2022	2021
Financial performance:
Total revenue	$5,455	$3,897	$10,471	$7,862
Total net income for the period	309	324	901	846
Brookfield Infrastructure’s share of net (loss) income	$(34)	$10	$20	$77
26 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

11. BORROWINGS
a) Corporate Borrowings
Brookfield Infrastructure has a $2.1 billion senior unsecured revolving credit facility used for general working capital purposes including acquisitions. The $2.1 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 29, 2027. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on LIBOR plus 1.2%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 13 basis points per annum. As at June 30, 2022, draws on the credit facility were $508 million (2021: nil) and $15 million of letters of credit were issued (2021: $12 million).

	Maturity(2)	Annual Rate(2)	Currency	As of
				June 30, 2022	December 31, 2021
Corporate revolving credit facility	June 29, 2027	LIBOR plus 1.2%	US$	$508	$—
Commercial paper	July 18, 2022	1.9%	US$	267	431

Non-current:
Medium-term notes(1):
Public - Canadian	February 22, 2024	3.3%	C$	233	237
Public - Canadian	February 22, 2024	3.3%	C$	311	317
Public - Canadian	September 11, 2028	4.2%	C$	544	554
Public - Canadian	October 9, 2029	3.4%	C$	544	554
Public - Canadian	September 1, 2032	2.9%	C$	388	396
Public - Canadian	April 25, 2034	5.4%	C$	311	—
Public - Canadian	April 25, 2052	5.8%	C$	155	—
Subordinated notes(1):
Public - U.S.	May 24, 2081	5.0%	US$	250	250
				3,511	2,739
Deferred financing costs and other				(22)	(20)
Total				$3,489	$2,719
1.Refer to Note 13, Subsidiary Public Issuers, for further details.
2.Maturity and annual rate associated with our commercial paper program represents a weighted average of all outstanding obligations as of June 30, 2022.
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility automatically renews for eight consecutive one-year terms, which would result in the facility ultimately maturing in February 2027. Brookfield has the option to terminate the agreement prior to April 14 each year by providing Brookfield Infrastructure with a written notice. Loans under this facility accrued interest on LIBOR plus 1.8% and no commitment fees were incurred for any undrawn balance. As of June 30, 2022, there were $nil (2021: $nil) borrowings outstanding.
On April 21, 2022, Brookfield Infrastructure Finance ULC issued C$600 million of medium-term notes in two tranches: C$400 million maturing on April 25, 2034 with a coupon of 5.439% per annum and C$200 million maturing on April 25, 2052 with a coupon of 5.789% per annum, and $3 million of debt issuance costs were incurred.
On May 24, 2021, Brookfield Infrastructure Finance ULC issued $250 million of subordinated notes maturing May 24, 2081, with a coupon of 5.0% and $6 million of debt issuance costs were incurred.
On February 24, 2021, Brookfield Infrastructure established a U.S. commercial paper program under which a subsidiary of our partnership may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding at any time of $500 million. Proceeds from the commercial paper issuances are supplemented by our corporate credit facilities. As of June 30, 2022, there were $267 million of borrowing outstanding (2021: $431 million).
The increase in corporate borrowings during the six-month period ended June 30, 2022 is attributable to draws on our corporate credit facility of $508 million and the issuance of $474 million of medium-term notes. This increase was partially offset by $164 million of net repayment on our commercial paper program and the impact of a weaker Canadian dollar relative to the U.S. dollar.
Q2 2022 INTERIM REPORT 27

b) Non-Recourse Borrowings

	As of
US$ MILLIONS	June 30, 2022	December 31, 2021
Current	$3,506	$2,701
Non-current	23,393	23,833
Total	$26,899	$26,534
Non-recourse borrowings increased as compared to December 31, 2021 due to net borrowings of $1.4 billion, partially offset by $0.4 billion of borrowings reclassified to held for sale and the impact of foreign exchange.
28 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

12. CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period.
We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.

	As of
US$ MILLIONS	June 30, 2022	December 31, 2021
Partnership Capital	$26,039	$26,391
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(15,720)	(15,658)
Deficit	2,865	2,520
Accumulated other comprehensive income	(393)	(543)
Ownership changes and other	(515)	(515)
Invested Capital	$12,276	$12,195
The following table presents the change in Invested Capital during the three and six-month periods ended June 30, 2022 and 2021:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2022	2021	2022	2021
Opening balance	$12,272	$9,410	$12,195	$9,213
Net (redemption) issuance of preferred units	—	—	(220)	194
Issuance of perpetual subordinated notes	—	—	293	—
Issuance of limited partnership units	4	3	8	6
Ending balance	$12,276	$9,413	$12,276	$9,413
Weighted Average Invested Capital	$12,272	$9,410	$12,346	$9,386
Q2 2022 INTERIM REPORT 29

13. SUBSIDIARY PUBLIC ISSUERS
An indenture dated as of October 10, 2012 between certain wholly-owned subsidiaries of our partnership, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the “Co-Issuers”), and Computershare Trust Company of Canada, as supplemented and amended from time to time (“Indenture”) provides for the issuance of one or more series of unsecured notes of the Co-Issuers.
An indenture dated as of May 24, 2021, between Brookfield Infrastructure Finance ULC, our partnership and its subsidiaries, Brookfield Infrastructure L.P. (the “Holding LP”), Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Bermuda Holdings I Limited (collectively, the “BIP Guarantors”), BIPC Holdings Inc. (“BIPC Holdings”), Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented and amended from time to time (the “U.S. Indenture”) provides for the issuance of one or more series of unsecured notes of Brookfield Infrastructure Finance ULC.
On April 21, 2022, the Co-Issuers issued C$600 million of medium-term notes under the Indenture in two tranches in the Canadian bond market: C$400 million maturing April 25, 2034 with a coupon of 5.439%, and C$200 million maturing April 25, 2052 with a coupon of 5.789%. These medium-term notes are fully and unconditionally guaranteed by the BIP Guarantors and BIPC Holdings.
On May 24, 2021, Brookfield Infrastructure Finance ULC issued $250 million of subordinated unsecured notes under the U.S. Indenture maturing May 24, 2081 in the U.S. with a coupon of 5.0% (the “subordinated notes”). The subordinated notes are guaranteed, on a subordinated basis, as to payment of principal, premium (if any) and interest and certain other amounts by the BIP Guarantors and BIPC Holdings. The subordinated notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into units of a newly-issued series of Class A preferred limited partnership units of the partnership, being class A preferred limited partnership units, Series 15, upon the occurrence of certain bankruptcy-related events.
The BIP Guarantors will also fully and unconditionally guarantee the payment obligations of Brookfield Infrastructure Preferred Equity Inc. (“Pref Finco” and collectively with the Co-Issuers, the “Fincos”) in respect of any Class A preference shares issued to the public by the Pref Finco, if and when issued.
A base shelf prospectus of BIP Investment Corporation (“BIPIC”) dated as of December 11, 2020 provides for the issuance of one or more series of senior preferred shares of BIPIC. The BIP Guarantors and BIPC Holdings will fully and unconditionally guarantee the payment obligations of BIPIC in respect of any senior preferred shares issued by BIPIC under the prospectus.
Each of the Fincos and BIPIC are subsidiaries of our partnership. In the tables below, information relating to the Fincos has been combined. The Fincos have not guaranteed the obligations of BIPIC, nor has BIPIC guaranteed the obligations of the Fincos.
BIPC Holdings has also fully and unconditionally guaranteed the payment obligations of the partnership in respect of certain of the partnership’s currently outstanding cumulative class A preferred limited partnership units and may guarantee the payment obligations of the partnership in respect of additional cumulative class A preferred limited partnership units issued to the public, if and when issued.

30 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables set forth consolidated summary financial information for our partnership, the Fincos, BIPIC and BIPC Holdings:

FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2022 US$ MILLIONS	Our partnership(2)	The Fincos	BIPIC	BIPC Holdings	Subsidiaries of our partnership other than the Fincos, BIPIC, and BIPC Holdings(3)	Consolidating adjustments(4)	Our partnership consolidated

Revenues	$—	$—	$—	$—	$—	$3,681	$3,681
Net income (loss) attributable to partnership(1)	70	—	—	—	176	(70)	176

FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2021
Revenues	$—	$—	$—	$—	$—	$2,663	$2,663
Net income (loss) attributable to partnership(1)	192	—	—	119	233	(192)	352

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022 US$ MILLIONS
Revenues	$—	$—	$—	$—	$—	$7,092	$7,092
Net income (loss) attributable to partnership(1)	76	—	—	—	246	(76)	246

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021
Revenues	$—	$—	$—	$—	$—	$5,346	$5,346
Net income (loss) attributable to partnership(1)	281	—	—	134	408	(281)	542

AS OF JUNE 30, 2022
Current assets	$—	$—	$—	$—	$—	$5,824	$5,824
Non-current assets	6,630	—	1,045	2,999	9,282	48,119	68,075
Current liabilities	—	—	209	—	—	8,686	8,895
Non-current liabilities	—	2,714	—	84	—	36,167	38,965
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	—	2,282	2,282
BIPC exchangeable shares	—	—	—	—	—	1,303	1,303
Exchangeable units(5)	—	—	—	—	—	75	75
Perpetual subordinated notes	—	—	—	—	—	293	293
In operating subsidiaries	—	—	—	—	—	15,720	15,720
Preferred unitholders	—	—	—	—	—	918	918

AS OF DECEMBER 31, 2021
Current assets	$—	$—	$—	$—	$—	$4,896	$4,896
Non-current assets	6,840	—	1,045	2,373	9,835	48,972	69,065
Current liabilities	—	—	232	—	—	8,429	8,661
Non-current liabilities	—	2,288	—	—	—	36,621	38,909
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	—	2,408	2,408
BIPC exchangeable shares	—	—	—	—	—	1,369	1,369
Exchangeable units(5)	—	—	—	—	—	85	85
In operating subsidiaries	—	—	—	—	—	15,658	15,658
Preferred unitholders	—	—	—	—	—	1,138	1,138
1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares.
2.Includes investments in all subsidiaries of our partnership under the equity method.
3.Includes investments in all other subsidiaries of the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited under the equity method.
4.Includes elimination of intercompany transactions and balances necessary to present our partnership on a consolidated basis.
5.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
Q2 2022 INTERIM REPORT 31

14. REVENUE
The following table disaggregates revenues by our operating segments:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2022	2021	2022	2021
Utilities	$1,350	$1,229	$2,562	$2,320
Midstream	1,007	178	1,909	553
Transport	894	871	1,768	1,719
Data	430	385	853	754
Total	$3,681	$2,663	$7,092	$5,346
Substantially all of our partnership’s revenues are recognized over time as services are rendered.
The following table disaggregates revenues by geographical region:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2022	2021	2022	2021
Canada	$1,158	$411	$2,225	$835
U.S.	693	644	1,286	1,384
India	481	420	948	805
U.K.	392	381	799	756
Brazil	401	295	769	568
Colombia	236	211	450	428
Australia	174	148	339	297
New Zealand	29	—	56	—
Peru	29	23	56	46
Chile	—	38	—	77
Other	88	92	164	150
Total	$3,681	$2,663	$7,092	$5,346

Brookfield Infrastructure’s customer base is comprised predominantly of investment grade companies. Our revenues are well diversified by region and counterparty with only one customer making up greater than 10% of our partnership’s consolidated revenues. For the three and six-month periods ended June 30, 2022, revenues generated from these customers within the utilities and data segments were $385 million and $764 million, respectively (2021: $341 million and $668 million). Our partnership has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time. Our partnership continues to monitor the credit risk of our counterparties in light of the current economic environment.
32 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

15. DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the three and six-month periods ended June 30, 2022, and 2021. Comparative figures have been reclassified to conform to the current period’s presentation.

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2022	2021	2022	2021
Depreciation and amortization	$552	$492	$1,096	$961
Compensation	414	368	857	739
Fuel, transportation, and distribution costs	423	383	808	741
Cost of inventory	787	245	1,407	431
Utilities	117	108	237	215
Other direct operating costs	419	329	813	653
Total	$2,712	$1,925	$5,218	$3,740
Q2 2022 INTERIM REPORT 33

16. PARTNERSHIP CAPITAL
As at June 30, 2022, our partnership’s capital structure was comprised of three classes of partnership units: limited partnership units, preferred units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder to the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: special general partner units, Holding LP Class A preferred units, managing general partner units and redeemable partnership units held by Brookfield.
On June 10, 2022, Brookfield Infrastructure completed a three-for-two stock split of BIP units, BIPC exchangeable shares, Exchange LP Units, and BIPC exchangeable LP units, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. Brookfield Infrastructure’s preferred units were not affected by the stock split. All historical unit and share counts, as well as per unit/share disclosures have been adjusted to effect for the change in units due to the stock split.
(a) Special General and Limited Partnership Capital

	Special General Partner Units		Limited Partnership Units		Total
UNITS MILLIONS	As of and for the six-month period ended June 30, 2022	As of and for the 12 month period ended Dec. 31, 2021	As of and for the six-month period ended June 30, 2022	As of and for the 12 month period ended Dec. 31, 2021	As of and for the six-month period ended June 30, 2022	As of and for the 12 month period ended Dec. 31, 2021
Opening balance	2.4	2.4	457.9	443.1	460.3	445.5
Issued for cash	—	—	0.2	14.6	0.2	14.6
Conversion from Exchange LP Units	—	—	—	0.1	—	0.1
Conversion from BIPC exchangeable shares	—	—	—	0.1	—	0.1
Ending balance	2.4	2.4	458.1	457.9	460.5	460.3
Weighted average number of special general partner units outstanding for the three and six-month periods ended June 30, 2022 were 2.4 million (2021: 2.4 million). The weighted average number of limited partnership units outstanding for the three and six-month periods ended June 30, 2022 was 458.0 million (2021: 443.3 million and 443.2 million).

	Special General Partner		Limited Partners		Total
US$ MILLIONS	As of and for the six-month period ended June 30, 2022	As of and for the 12 month period ended Dec. 31, 2021	As of and for the six-month period ended June 30, 2022	As of and for the 12 month period ended Dec. 31, 2021	As of and for the six-month period ended June 30, 2022	As of and for the 12 month period ended Dec. 31, 2021
Opening balance	$19	$19	$6,074	$5,526	$6,093	$5,545
Unit issuance	—	—	8	545	8	545
Conversion from Exchange LP Units	—	—	2	2	2	2
Conversion from BIPC exchangeable shares	—	—	1	1	1	1
Ending balance	$19	$19	$6,085	$6,074	$6,104	$6,093
In November 2021, Brookfield Infrastructure issued 14.3 million units at $39.10 per unit in public offerings in the U.S. and Canada. In total, $556 million of gross proceeds were raised through the issuance and $23 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued approximately 10.7 million Redeemable Partnership Units at the public offering price, net of commissions, to Brookfield for additional proceeds of $400 million.
As a result of the issuances during the year, inclusive of equity raised as part of the IPL acquisition, equity was reallocated between limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP units, non-controlling interests - BIPC exchangeable LP units, and non-controlling interests - BIPC exchangeable shares to reflect the difference between the ratio in which the unit/shareholders participated in the issuance and their original economic interest in the partnership. The resulting impacts were recognized as ownership changes within the Consolidated Statements of Partnership Capital. Amounts in accumulated other comprehensive income (loss) were also ratably allocated.
34 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

In June 2010, we implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the six-month period ending June 30, 2022, our partnership issued 0.2 million units for proceeds of $8 million (2021: 0.2 million units for proceeds of $6 million).
(b) Non-controlling interest – Redeemable Partnership Units held by Brookfield

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	As of and for the six-month period ended June 30, 2022	As of and for the 12 month period ended Dec. 31, 2021
Opening balance	193.6	182.9
Issued for cash	—	10.7
Ending balance	193.6	193.6
In November 2021, Brookfield Infrastructure issued 10.7 million Redeemable Partnership Units to Brookfield for proceeds of $400 million. The weighted average number of Redeemable Partnership Units outstanding for both the three and six-month periods ended June 30, 2022 was 193.6 million (2021: 182.9 million).

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
US$ MILLIONS	As of and for the six-month period ended June 30, 2022	As of and for the 12 month period ended Dec. 31, 2021
Opening balance	$2,728	$2,328
Unit issuance	—	400
Ending balance	$2,728	$2,728
(c) Non-controlling interest – BIPC exchangeable shares

	Non-controlling interest – BIPC exchangeable shares
SHARES MILLIONS	As of and for the six-month period ended June 30, 2022	As of and for the 12 month period ended Dec. 31, 2021
Opening balance	110.0	67.4
Share issuance	—	0.6
Issued in conjunction with the acquisition of Inter Pipeline	—	39.0
Conversion to units	—	3.2
Conversion from BIPC Exchangeable LP Units	0.3	(0.2)
Ending balance	110.3	110.0

	Non-controlling interest – BIPC shares
US$ MILLIONS	As of and for the six-month period ended June 30, 2022	As of and for the 12 month period ended Dec. 31, 2021
Opening balance	$1,755	$(19)
Share issuance	—	1,770
Conversion to limited partnership units	(1)	(1)
Conversion from BIPC Exchangeable LP Units	4	5
Ending balance	$1,758	$1,755
In November 2021, BIPC, a subsidiary of our partnership issued 3.2 million BIPC exchangeable shares at $41.73 per share in public offerings in the U.S. and Canada. In total, $134 million of gross proceeds were raised through the issuance and $6 million in equity issuance costs were incurred.
In October 2021, BIPC issued 12.2 million BIPC exchangeable shares for a fair value of $502 million in connection with the acquisition of our Canadian diversified midstream operation. Refer to Note 6, Acquisition of Business, for further details.
Q2 2022 INTERIM REPORT 35

During August and September 2021, BIPC issued 26.9 million BIPC exchangeable shares for a fair value of $1,140 million in connection with the acquisition of our Canadian diversified midstream operation. Refer to Note 6, Acquisition of Businesses, for further details.
During the six-month period ended June 30, 2022, BIPC exchangeable shareholders exchanged less than 0.1 million BIPC exchangeable shares for $1 million of our units (2021: less than 0.1 million for less than $1 million).
(d) Non-controlling interest – Exchangeable Units

	Non-controlling interest – Exchangeable units
UNITS MILLIONS	As of and for the six-month period ended June 30, 2022	As of and for the 12 month period ended Dec. 31, 2021
Opening balance	6.9	1.5
Issuance of BIPC exchangeable LP units	—	6.2
Conversion to BIPC exchangeable shares	(0.3)	(0.6)
Conversion to limited partnership units	(0.1)	(0.2)
Ending balance(1)	6.5	6.9

	Non-controlling interest – Exchangeable units
US$ MILLIONS	As of and for the six-month period ended June 30, 2022	As of and for the 12 month period ended Dec. 31, 2021
Opening balance	$408	$156
Issuance of BIPC exchangeable LP units	—	259
BIPC Exchangeable LP Units converted to BIPC exchangeable shares	(4)	(5)
Conversion to limited partnership units	(2)	(2)
Ending balance(1)	$402	$408
1.Includes non-controlling interest attributable to Exchange LP unitholders and BIPC exchangeable LP unitholders.
During August, September and October 2021, BIPC Exchange LP, a subsidiary of our partnership, issued 6.2 million BIPC Exchangeable LP Units for a fair value of $259 million in connection with the acquisition of our Canadian diversified midstream operation. Refer to Note 6, Acquisition of Businesses for further detail.
During the six-month period ended June 30, 2022, Exchange LP unitholders exchanged less than 0.1 million Exchange LP units for $2 million of our units (2021: 0.1 million for less than $1.0 million)
During the six-month period ended June 30, 2022, BIPC Exchangeable LP unitholders exchanged 0.3 million BIPC exchangeable LP units for $4.0 million of BIPC exchangeable shares.
36 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(e) Non-controlling interest - Perpetual Subordinated Notes

	Perpetual Subordinated Notes
UNITS MILLIONS	As of and for the six-month period ended June 30, 2022	As of and for the 12 month period ended Dec. 31, 2021
Opening balance	$—	$—
Issued for cash	293	—
Ending balance	$293	$—
On January 21, 2022, our partnership issued 12 million fixed rate perpetual subordinated notes, at $25 per unit, with a fixed coupon rate of 5.125% annually. In total, $293 million net proceeds were raised. The notes do not have a fixed maturity date and are not redeemable at the option of the holders, therefore the notes are classified as non-controlling interest. The perpetual subordinated notes also provide Brookfield Infrastructure, at its discretion, the right to defer the interest (in whole or in part) indefinitely.
(f) Preferred Unitholders’ Capital

	Preferred Units
UNITS MILLIONS	As of and for the six-month period ended June 30, 2022	As of and for the 12 month period ended Dec. 31, 2021
Opening balance	55.9	57.9
Issued for cash	—	8.0
Repurchased and cancelled	(12.0)	(10.0)
Ending balance	43.9	55.9

	Preferred Units
US$ MILLIONS	As of and for the six-month period ended June 30, 2022	As of and for the 12 month period ended Dec. 31, 2021
Opening balance	$1,138	$1,130
Unit issuance	—	194
Repurchased and cancelled	(220)	(186)
Ending balance	$918	$1,138
On March 31, 2022, our partnership redeemed all of its outstanding Cumulative Class A Preferred Limited Partnership Units, Series 7, for $220 million. Losses on redemption of $23 million were recognized directly in equity.
On September 30, 2021, our partnership redeemed all of its outstanding Cumulative Class A Preferred Limited Partnership Units, Series 5, for $206 million. Losses on redemption of $20 million were recognized directly in equity.
On January 21, 2021, our partnership issued 12 million Series 14 Preferred Units, at $25 per unit, with a quarterly fixed distribution of 5.00% annually. In total, $200 million of gross proceeds were raised and $6 million in underwriting and issuance costs were incurred. Net proceeds of the issuance were used to finance or refinance eligible green projects following criteria outlined by the International Capital Markets Association.
Q2 2022 INTERIM REPORT 37

17. DISTRIBUTIONS
The following table outlines distributions made to each class of partnership units, including BIPC exchangeable shares and Exchange LP units that are exchangeable into units, as well as BIPC exchangeable LP units that are exchangeable into BIPC exchangeable shares:

	For the three-month period ended June 30
	2022		2021
US$ MILLIONS EXCEPT PER UNIT INFORMATION	Total	Per Unit	Total	Per Unit
Limited Partners	$165	$0.36	$151	$0.34
General Partner(1)	61		50
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	69	0.36	62	0.34
BIPC exchangeable shares	40	0.36	23	0.34
Exchangeable units(2)	3	0.36	1	0.34
Preferred unitholders	12	0.27	18	0.27
Perpetual subordinated notes	4	0.21	—	—
Total Distributions	$354		$305

	For the six-month period ended June 30
	2022		2021
US$ MILLIONS EXCEPT PER UNIT INFORMATION	Total	Per Unit	Total	Per Unit
Limited Partners	$330	$0.72	$302	$0.68
General Partner(1)	122		100
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	138	0.72	124	0.68
BIPC exchangeable shares	80	0.72	46	0.68
Exchangeable units(2)	6	0.72	2	0.68
Preferred unitholders	27	0.53	34	0.52
Perpetual subordinated notes	8	0.42	—	—
Total Distributions	$711		$608
1.Distributions to the General Partner include $60 million and $120 million of incentive distributions for the three and six-month periods ended June 30, 2022, respectively (2021: $50 million and $100 million).
2.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

38 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
a) Attributable to Limited Partners

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2022	$673	$(1,463)	$27	$56	$125	$(10)	$915	$323
Other comprehensive income (loss)	13	(195)	37	49	—	4	86	(6)
Other items(1)	—	—	—	—	—	—	(86)	(86)
Balance at June 30, 2022	$686	$(1,658)	$64	$105	$125	$(6)	$915	$231

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2021	$1,015	$(1,562)	$37	$(14)	$39	$(36)	$973	$452
Other comprehensive (loss) income(2)	(49)	15	(20)	39	106	5	3	99
Other items(3),(4)	(170)	—	—	—	—	—	—	(170)
Balance at June 30, 2021	$796	$(1,547)	$17	$25	$145	$(31)	$976	$381
b) Attributable to General Partner

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2022	$4	$(8)	$—	$—	$1	$—	$5	$2
Other comprehensive (loss) income	—	(1)	—	—	—	—	1	—
Balance at June 30, 2022	$4	$(9)	$—	$—	$1	$—	$6	$2

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2021	$7	$(12)	$2	$1	$—	$—	$5	$3
Other comprehensive income	—	—	—	—	—	—	—	—
Balance at June 30, 2021	$7	$(12)	$2	$1	$—	$—	$5	$3
c) Attributable to Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2022	$283	$(616)	$12	$24	$53	$(6)	$387	$137
Other comprehensive income (loss)	6	(80)	15	20	—	—	38	(1)
Other items(1)	—	—	—	—	—	—	(36)	(36)
Balance at June 30, 2022	$289	$(696)	$27	$44	$53	$(6)	$389	$100

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2021	$438	$(647)	$17	$(9)	$13	$(12)	$409	$209
Other comprehensive (loss) income(2)	(20)	8	(9)	16	43	2	1	41
Other items(3),(4)	(69)	—	—	—	—	—	—	(69)
Balance at June 30, 2021	$349	$(639)	$8	$7	$56	$(10)	$410	$181
Q2 2022 INTERIM REPORT 39

d) Attributable to Non-controlling interest – BIPC exchangeable shares

US$ MILLIONS	Revaluation surplus	Foreign currency translation & other	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2022	$161	$(351)	$7	$13	$30	$(2)	$219	$77
Other comprehensive income (loss)	4	(46)	9	12	—	—	21	—
Other items(1)	—	—	—	—	—	—	(20)	(20)
Balance at June 30, 2022	$165	$(397)	$16	$25	$30	$(2)	$220	$57

US$ MILLIONS	Revaluation surplus	Foreign currency translation & other	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2021	$27	$28	$(6)	$22	$5	$(3)	$(11)	$62
Other comprehensive (loss) income(2)	(7)	2	(3)	6	16	—	1	15
Other items(3),(4)	(27)	—	—	—	—	—	—	(27)
Balance at June 30, 2021	$(7)	$30	$(9)	$28	$21	$(3)	$(10)	$50
e) Attributable to Non-controlling interest – Exchangeable units(5)

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2022	$10	$(24)	$1	$1	$1	$—	$15	$4
Other comprehensive (loss) income	—	(2)	—	—	—	—	2	—
Balance at June 30, 2022	$10	$(26)	$1	$1	$1	$—	$17	$4

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2021	$4	$(1)	$—	$—	$—	$—	$2	$5
Other comprehensive loss	—	—	—	—	—	—	—	—
Balance at June 30, 2021	$4	$(1)	$—	$—	$—	$—	$2	$5

1.In relation to the disposition of a 49% interest in its North American container terminal operation, $142 million of accumulated other comprehensive income (net of tax) of revaluation surplus gains were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. Refer to Note 10, Investments in Associates and Joint Ventures, for further details.
2.On May 24, 2021, Finance Bill 2021 in the U.K. became substantively enacted. As a result, effective April 2023, the U.K. tax rate will increase from 19% to 25%. During the three and six-month periods ended June 30, 2021, net income and accumulated other comprehensive income included $178 million and $90 million of deferred tax expenses, respectively, related to the rate change.
3.In relation to the disposition of a 25% interest in our Canadian district energy operation, $124 million of accumulated other comprehensive income (net of tax) of revaluation surplus gains were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. Refer to Note 5, Disposition of Businesses, for further details.
4.In relation to the disposition of our smart meters business in the U.K., $142 million of accumulated other comprehensive income (net of tax) of revaluation surplus gains were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. Refer to Note 5, Disposition of Businesses, for further details.
5.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
19. RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of less than $1 million were incurred during the three and six-month periods ended June 30, 2022 (2021: less than $1 million for the three and six-month periods).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield.
40 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $105 million and $223 million respectively, for the three and six-month periods ended June 30, 2022 (2021: $93 million and $185 million). As of June 30, 2022, $103 million was outstanding as payable to the Service Provider (December 31, 2021: $108 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holding LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
As of June 30, 2022, Brookfield Infrastructure had a loan payable of $26 million to a subsidiary of Brookfield (December 31, 2021: $26 million). The loan is payable in full prior to the end of 2024 with an interest rate of 1.7%.
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at June 30, 2022, our net deposit from Brookfield was $nil (December 31, 2021: $nil) and Brookfield Infrastructure incurred interest expense of less than $1 million and $2 million for the three and six-month periods ended June 30, 2022, respectively (2021: $1 million and $2 million). Deposits bear interest at market rates.
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of June 30, 2022, there were no borrowings outstanding (December 31, 2021: $nil).
During the quarter, Brookfield Infrastructure transferred an investment funded by our partnership on behalf of future institutional partners to Brookfield. In connection with the transfer, our partnership received approximately $189 million from Brookfield. Separately, Brookfield Infrastructure transferred an investment to Brookfield. Our partnership received $24 million from Brookfield.
As at June 30, 2022, Brookfield Infrastructure had $95 million of corporate borrowings outstanding to a subsidiary of Brookfield (December 31, 2021: $45 million), $6 million of non-recourse borrowings outstanding to an associate of Brookfield (December 31, 2021: $6 million) and approximately $0.6 billion of net payables to a subsidiary of Brookfield (December 31, 2021: $0.6 billion), representing funding provided on behalf of Brookfield Infrastructure in connection with the acquisition of our Canadian diversified midstream operation. As at June 30, 2022, associates of Brookfield Infrastructure had $80 million of non-recourse borrowings outstanding to an associate of Brookfield (December 31, 2021: $111 million).
Brookfield Infrastructure’s subsidiaries provide heating, cooling, connection, port marine and natural gas services on market terms in the normal course of operations to subsidiaries and associates of Brookfield. For the three and six-month periods ended June 30, 2022, revenues of less than $2 million and $3 million, respectively were generated (2021: $2 million and $4 million).
Brookfield Infrastructure’s subsidiaries purchase power, lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield. For the three and six-month periods ended June 30, 2022, expenses of $27 million and $28 million, respectively were incurred (2021: less than $1 million for the three and six-month periods, respectively).
In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities of $12 million at June 30, 2022 (December 31, 2021: $12 million) with a subsidiary of Brookfield.

Q2 2022 INTERIM REPORT 41

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021 AND
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021
OUR OPERATIONS
We own a portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 90% of Funds From Operations (“FFO”) supported by regulated or contracted revenues. In order to assist our unitholders and preferred unitholders in evaluating our performance and assessing our value, we group our businesses into operating segments based on similarities in their underlying economic drivers.
Our operating segments are summarized below:

Operating Segment	Asset Type	Primary Location
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Transmission	• North & South America, Asia Pacific
	• Commercial & Residential Distribution	• North & South America, Europe, Asia Pacific

Transport
Provide transportation for freight, commodities and passengers	• Rail	• North & South America, Asia Pacific
	• Toll Roads	• South America, Asia Pacific
	• Diversified Terminals	• North America, Europe, Asia Pacific

Midstream
Systems that provide transmission, gathering, processing and storage services	• Midstream	• North America

Data
Provide critical infrastructure and services to global communication companies	• Data Transmission & Distribution	• Europe, Asia Pacific
	• Data Storage	• North & South America, Asia Pacific
INTRODUCTION
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (our “partnership” collectively with its subsidiary and operating entities “Brookfield Infrastructure”). This MD&A is dated August 11, 2022 and has been approved by the Board of Directors of the general partner of our partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure,” “we,” “us” and “our” refer to Brookfield Infrastructure Partners L.P., and our partnership’s direct and indirect subsidiaries and operating entities as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.bip.brookfield.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.
Business Overview
Brookfield Infrastructure is a leading global infrastructure company that owns and operates high quality, essential, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows.
Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating segments to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. As the businesses mature and cash flows have been de-risked, we seek to recycle capital and re-invest in assets that are expected to generate higher returns. An integral part of our strategy is to participate along with institutional investors in Brookfield Asset Management Inc. (together with its affiliated entities other than us, “Brookfield”) sponsored infrastructure funds that target acquisitions that suit our profile. We focus on investments in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.
42 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Performance Targets and Key Measures
We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. We determine our distributions to unitholders based primarily on an assessment of our operating performance. FFO is used to assess our operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long term. In addition, we have performance measures that track the key value drivers for each of our operating segments. See the “Segmented Disclosures” section of this MD&A for more detail.
Distribution Policy
Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis. The partnership has set its target payout ratio at 60-70% of FFO. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15% of FFO to fund the equity component of recurring growth capital expenditures.
In light of the current prospects for our business, the board of directors of our General Partner approved a 6% year-over-year increase in our quarterly distribution to $0.36 per unit (or $1.44 per unit annualized), starting with the distribution paid in March 2022, with a proportionate increase made by the board of directors of BIPC to holders of BIPC exchangeable shares. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Distributions have grown at a compound annual growth rate of 9% over the last 10 years. We target 5% to 9% annual distribution increase in light of the per unit growth we foresee in our operations.
On June 10, 2022, Brookfield Infrastructure completed a three-for-two stock split of BIP units, BIPC exchangeable shares, Exchange LP Units, and BIPC exchangeable LP units, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. Brookfield Infrastructure’s preferred units were not affected by the stock split. All historical unit and share counts, as well as per unit/share disclosures have been adjusted to effect for the change in units due to the stock split.
Basis of Presentation
Our unaudited interim condensed and consolidated financial statements are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year-ended December 31, 2021. Our unaudited interim condensed and consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence or joint control, but does not control, using the equity method.
Our partnership’s equity interests include units held by public unitholders, Redeemable Partnership Units held by Brookfield, BIPC exchangeable shares held by public shareholders and Brookfield, as well as Exchange LP Units and BIPC Exchangeable LP Units held by public shareholders. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the limited partnership units of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.
In addition, Exchange LP, a subsidiary of our partnership, issued Exchange LP Units in connection with the privatization of Enercare Inc. in October 2018. Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, we present the Exchange LP Units as a separate component of non-controlling interests.
On March 31, 2020, our partnership completed the creation of BIPC with the special distribution. Each unitholder of record on March 20, 2020, received one BIPC exchangeable share for every nine units held. Holders of BIPC exchangeable shares have the right to exchange all or a portion of their shares for one unit per BIPC exchangeable share held or its cash equivalent on a fixed-for-fixed basis. BIPC or the partnership, as applicable, each have the ability to satisfy exchange requests by holders of BIPC exchangeable shares in units instead of cash. Additionally, the partnership has the ability to exchange all BIPC exchangeable shares for units at our election, on a fixed-for-fixed basis. As a result of the share characteristics, we present the BIPC exchangeable shares as a component of non-controlling interests.
Q2 2022 INTERIM REPORT 43

Finally, in the third and fourth quarters of 2021, BIPC Exchange LP, a subsidiary of our partnership, issued BIPC Exchangeable LP Units in connection with the acquisition of our Canadian diversified midstream operation. BIPC Exchangeable LP Units provide holders with economic terms that are substantially equivalent to those of a BIPC exchangeable share and are exchangeable, on a one-for-one basis, for BIPC exchangeable shares. Given the exchangeable feature, we present the BIPC Exchangeable LP Units as a component of non-controlling interests.
When we discuss the results of our operating segments, we present Brookfield Infrastructure’s share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on our partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s share of (losses) earnings from investments in associates and joint ventures attributable to each of the above noted items, and (2) exclude the share of earnings of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS.
Our presentation currency and functional currency is the U.S. dollar. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years.
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our consolidated performance and financial position as of June 30, 2022 and December 31, 2021 and for the three and six-month periods ended June 30, 2022 and 2021. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section of this MD&A.

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2022	2021	2022	2021
Summary Statements of Operating Results
Revenues	$3,681	$2,663	$7,092	$5,346
Direct operating costs(1)	(2,712)	(1,925)	(5,218)	(3,740)
General and administrative expenses	(108)	(96)	(229)	(191)
Interest expense	(469)	(362)	(878)	(717)
Share of (losses) earnings from investments in associates and joint ventures	(34)	10	20	77
Mark-to-market on hedging items	169	(15)	137	20
Other income	52	1,317	87	1,344
Income tax expense	(154)	(286)	(292)	(420)
Net income	425	1,306	719	1,719
Net income attributable to our partnership(2)	176	352	246	542
Net income per limited partnership unit	$0.13	$0.41	$0.12	$0.59

1.Our company reclassified depreciation and amortization expense, which was previously presented as a separate line item, to direct operating costs. Direct operating costs include $552 million of depreciation and amortization expenses. Prior period amounts were also adjusted to reflect this change, which resulted in an increase to direct operating costs of $492 million for the three-month period ended June 30, 2021, with an equal and offsetting decrease to depreciation and amortization expense. This reclassification had no impact on revenues, net income, or basic and diluted earnings per limited partner unit.
2.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC Exchangeable LP units and non-controlling interests - BIPC exchangeable shares.
Three-month period ended June 30, 2022 and 2021
Net income for the three-month period ended June 30, 2022 was $425 million, of which $176 million ($0.13 per unit) was attributable to our partnership. This compares to net income of $1,306 million in the prior year, of which $352 million ($0.41 per unit) was attributable to our partnership. After removing the impact of disposition gains recognized on our capital recycling program in the current and comparable periods, net income increased $200 million relative to last year. Current year results benefited from the contribution associated with recent acquisitions and organic growth across our base business, as well as a mark-to-market gain on our foreign currency hedging program.
44 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Revenues for the three-month period ended June 30, 2022 were $3,681 million, which represents an increase of $1,018 million compared to the same period in 2021. Our midstream segment contributed additional revenues of $834 million predominantly as a result of the acquisition of Inter Pipeline. Revenues from our utilities segment increased by $150 million as a result of inflation-indexation and additions to rate base, partially offset by the disposition of our North American district energy platform in mid-2021. Revenues from our transport segment increased by $48 million due to due to higher tariffs and storage revenues, partially offset by the disposition of our Chilean toll road business in November 2021. Revenues from our data segment increased by $65 million predominately as a result of organic growth at our Indian telecom tower operation. Foreign exchange decreased our U.S. dollar revenues by $79 million, as the quarterly average exchange rate of majority of the currencies in which we operate decreased relative to the prior year.
Direct operating expenses for the three-month period ended June 30, 2022 were $2,712 million, an increase of $787 million compared to the three-month period ended June 30, 2021. Direct costs increased from the prior year due to $739 million of incremental costs (including depreciation) associated with recently acquired businesses and $180 million of costs associated with organic growth initiatives. The impact of recent dispositions and foreign exchange decreased our U.S. dollar costs by $53 million and $79 million, respectively.
General and administrative expenses totaled $108 million for the three-month period ended June 30, 2022, an increase of $12 million compared to the three-month period ended June 30, 2021. This line item primarily consists of the base management fee that is paid to Brookfield, which is equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt. The increase from the prior year is due to an increase in the trading price of our outstanding securities and a higher unit/share count.
Interest expense for the three-month period ended June 30, 2022 was $469 million, an increase of $107 million compared to the same period in 2021. Interest expense increased as a result of additional asset-level borrowings primarily associated with acquisitions completed during the past year and to fund $1 billion of deferred consideration at our Brazilian regulated gas transmission business paid in April 2022.
Our partnership’s share of earnings from investments in associates and joint ventures decreased by $44 million when compared to the three-month period ended June 30, 2021. Current year results benefited from strong operating performance, particularly at our U.S. LNG export terminal due to continued strength in LNG prices and the commissioning of a sixth liquefaction train. Prior year included additional contribution from two Brazilian electricity transmission businesses. We acquired an additional interest in these two businesses in the second half of 2021. The acquisitions resulted in a change in the basis of accounting from the equity method to consolidation.
Mark-to-market gains on hedging items for the three-month period ended June 30, 2022 were $169 million, compared to losses of $15 million in the prior year. Amounts in both the current and comparative periods consist primarily of mark-to-market movements relating to foreign exchange hedging activities at the corporate level and commodity contracts within our midstream businesses. During the current quarter, the depreciation of foreign currencies relative to the U.S. dollar and commodity price movements resulted in mark-to-market gains being recorded.
Other income for the three-month period ended June 30, 2022 was $52 million, a decrease from $1,317 million reported for the same period in 2021. Prior year results included approximately $1.4 billion of gains from the disposition of our Canadian district energy operation and the smart meters portfolio at our U.K. regulated distribution business.
Income tax expense for the three-month period ended June 30, 2022 was $154 million, a decrease from $286 million recognized during the same period in 2021. Prior year results included incremental charges of $178 million due to an increase in the future U.K. income tax rate from 19% to 25% enacted in May 2021. This decrease was partially offset by an increase in taxes associated with higher taxable income reported by our businesses this year.
Six-month period ended June 30, 2022 and 2021
Net income for the six-month period ended June 30, 2022 was $719 million, of which income of $246 million ($0.12 per unit) was attributable to our partnership. This compares to net income of $1,719 million in the prior year, of which $542 million ($0.59 per unit) was attributable to our partnership. Current year results benefited from the contribution associated with recent acquisitions and organic growth across our base business, and gains from our corporate foreign currency hedging programs. Prior year results included gains of $295 million and $155 million (both net to the partnership) from the disposition of our Canadian district energy operation and the portfolio of smart meters at our U.K. regulated distribution business, respectively.
Q2 2022 INTERIM REPORT 45

Revenues for the six-month period ended June 30, 2022 were $7,092 million, which represents an increase of $1,746 million compared to the same period in 2021. Our midstream segment contributed additional revenues of $1,360 million predominantly as a result of the acquisition of Inter Pipeline. Prior year results also included outperformance at our North American gas storage business due to extreme weather experienced in the U.S. Revenues from our utilities segment increased by $281 million as a result of inflation-indexation and additions to rate base, partially offset by the disposition of our North American district energy businesses in mid-2021. Revenues from our data segment increased by $131 million, primarily as a result of organic growth at our Indian telecom tower operation. Revenues from our transport segment increased by $90 million due to higher tariffs and storage revenues, partially offset by the disposition of our Chilean toll road business in November 2021. Overall, these positive impacts were partially offset by $116 million of foreign exchange across our segments, as all of the major currencies in which we operate appreciated against the U.S. dollar relative to the prior year.
Direct operating expenses for the six-month period ended June 30, 2022 were $5,218 million, an increase of $1,478 million compared to the six-month period ended June 30, 2021. Direct costs increased from the prior year due to $1,380 million of incremental costs (including depreciation) associated with recently acquired businesses and $338 million of costs associated with organic growth initiatives. The impact of recent dispositions and foreign exchanged decreased our U.S. dollar costs by $240 million.
General and administrative expenses totaled $229 million for the six-month period ended June 30, 2022, an increase of $38 million compared to the six-month period ended June 30, 2021. This line item primarily consists of the base management fee that is paid to Brookfield, which is equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt. The increase from the prior year is due to an increase in the trading price of our outstanding securities and a higher unit/share count.
Interest expense for the six-month ended June 30, 2022 was $878 million, an increase of $161 million compared to the same period in 2021. Interest expense increased primarily as a result of additional asset-level borrowings associated with acquisitions completed during the past year and to fund $1 billion of deferred consideration at our Brazilian regulated gas transmission business paid in April 2022.
Our partnership’s share of earnings from investments in associates and joint ventures was $20 million for the six-month period ended June 30, 2022, a decrease of $57 million relative to the same period in 2021. Contributions from the acquisition of our U.S. LNG export terminal and as well organic growth was more than offset by the loss of earnings associated with the sale of a 25% interest in our U.S. gas pipeline in March 2021 and the acquisition of an additional interest in three Brazilian electricity transmission businesses in the prior year, which resulted in a change in the basis of accounting from the equity method to consolidation. As a result, earnings generated by these businesses have been consolidated within our Consolidated Statements of Comprehensive Income.
Mark-to-market gains on hedging items for the six-month period ended June 30, 2022 were $137 million, compared to $20 million in the prior year. Amounts in both the current and comparative periods consist primarily of mark-to-market movements relating to foreign exchange hedging activities at the corporate level. The gain in the current period mainly resulted from the depreciation of several of the currencies we hedge relative to the U.S. dollar.
Other income for the six-month period ended June 30, 2022 was $87 million, compared to $1,344 million for the same period in 2021. Prior year results included approximately $1.4 billion of gains from the disposition of our Canadian district energy operation and the smart meters portfolio at our U.K. regulated distribution business.
Income tax expense for the six-month period ended June 30, 2022 was $292 million compared to $420 million for the same period in 2021. The decrease is primarily due to an increase in the future U.K. income tax rate from 19% to 25% which resulted in $178 million of additional deferred tax charges during the second quarter of 2021, compared to $31 million in the first quarter of 2021, when the future U.K. income tax rate changed from 17% to 19%. This decrease was partially offset by an increase in taxes associated with higher taxable income reported by our businesses this year.

46 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

US$ MILLIONS Summary Statements of Financial Position Key Metrics	As of
	June 30, 2022	December 31, 2021
Cash and cash equivalents	$1,301	$1,406
Property, plant and equipment	37,469	38,655
Intangible assets	13,524	14,214
Total assets	73,899	73,961
Corporate borrowings	3,489	2,719
Non-recourse borrowings	26,899	26,534
Total liabilities	47,860	47,570
Limited Partners’ capital	5,419	5,702
General Partner capital	29	31
Non-controlling interest – Redeemable Partnership Units held by Brookfield	2,282	2,408
Non-controlling interest – BIPC shares	1,303	1,369
Non-controlling interest – Exchangeable units(1)	75	85
Non-controlling interest – perpetual subordinated notes	293	—
Non-controlling interest – in operating subsidiaries	15,720	15,658
Preferred unitholders	918	1,138
Partnership capital attributable to the partnership(2)	9,108	9,595
Total partnership’s capital	26,039	26,391
1.Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units.
2.Includes partnership capital attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC Exchangeable LP Units and non-controlling interests - BIPC exchangeable shares.
Total assets were $73.9 billion at June 30, 2022, largely in-line with $74.0 billion at December 31, 2021. Acquisitions completed in 2022 and organic growth initiatives increased consolidated assets by $2.9 billion. These increases were offset by depreciation and amortization expense and the impact of foreign exchange, which reduced total assets by $1.1 billion and $1.8 billion, respectively.
Property, plant and equipment decreased from $38.7 billion to $37.5 billion as the impact of capital additions was offset by depreciation expense and the impact of foreign exchange. Intangible assets decreased from $14.2 billion to $13.5 billion due to $0.6 billion of intangible assets associated with our Indian toll road operation being classified as held for sale and amortization expense of $0.3 billion.
Corporate borrowings have increased by $770 million relative to December 31, 2021. The increase is attributable to draws on our corporate credit facility of $508 million and the issuance of $474 million of medium-term notes. This increase was partially offset by $164 million of net repayment on our commercial paper program and the impact of a weaker Canadian dollar relative to the U.S. dollar.
Non-recourse borrowings increased by $0.4 billion as compared to December 31, 2021. The increase is attributable to additional borrowings of $1.4 billion mainly at our Brazilian regulated gas transmission business to fund deferred consideration paid in April 2022. This increase was partially offset by $0.4 billion of borrowings reclassified to held for sale and the impact of foreign exchange of $0.6 billion.
Our partnership capital decreased to $9.1 billion from $9.6 billion as at December 31, 2021 as income generated from operations was more than offset by the impact of foreign exchange and distributions.
Q2 2022 INTERIM REPORT 47

Foreign Currency Translation
Due to the nature of our global operations, current period financial results may be impacted by foreign currency movements. The most significant currency exchange rates that impact our business are shown in the following table:

	Period End Rate			Average Rate
	As of			For the three-month period ended June 30			For the six-month period ended June 30
	June 30, 2022	December 31, 2021	Change	2022	2021	Change	2022	2021	Change
Australian dollar	0.6903	0.7262	(5)%	0.7143	0.7699	(7)%	0.7194	0.7713	(7)%
Brazilian real	0.1909	0.1792	7%	0.2030	0.1890	7%	0.1969	0.1857	6%
British pound	1.2178	1.3532	(10)%	1.2563	1.3982	(10)%	1.2983	1.3888	(7)%
Canadian dollar	0.7768	0.7913	(2)%	0.7834	0.8143	(4)%	0.7865	0.8022	(2)%
Indian rupee	0.0127	0.0134	(5)%	0.0129	0.0136	(5)%	0.0131	0.0136	(4)%
As at June 30, 2022, our consolidated partnership capital of $26.0 billion was invested in the following currencies: Canadian dollars - 38%; U.S. dollars - 18%; Indian rupees - 9%; Brazilian reais - 10%; British pounds - 8%; Australian dollars - 10%; and other currencies - 7%. As a result of our currency hedging program, 73% of our partnership capital is effectively denominated in U.S. dollars. The period end currency exchange rates relative to the U.S. dollar as at June 30, 2022 were higher than December 31, 2021 for most of our significant non-U.S. dollar investments, which increased the carrying values of the assets and liabilities of our operations relative to December 31, 2021.
The following table disaggregates the impact of foreign currency translation on our partnership capital by the most significant non-U.S. currencies:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2022	2021	2022	2021
Australian dollar	$(220)	$(27)	$(137)	$(52)
Brazilian real	(279)	441	149	117
British pound	(251)	40	(354)	73
Canadian dollar	(253)	82	(163)	149
Indian rupee	(128)	(97)	(198)	(76)
Other	(155)	(15)	(48)	(161)
	(1,286)	424	(751)	50
Currency hedges(1)	315	(21)	288	1
	$(971)	$403	$(463)	$51
Attributable to:
Unitholders	$(420)	$275	$(141)	$64
Non-controlling interests	(551)	128	(322)	(13)
	$(971)	$403	$(463)	$51
1.     Includes net investment and cash flow hedges for foreign currencies of subsidiaries and associates and excludes cash flow hedges for interest rates.
The impact of foreign currency translation on partnership capital, including those attributable to non-controlling interests for the three and six-month periods ended June 30, 2022 was a loss of $971 million and $463 million, respectively.
We use financial contracts and locally denominated debt to hedge most foreign currency exposures. We are largely hedged against the Australian, Canadian, European, British, and New Zealand currencies. As a result, the impact of currency movements was partially offset by gains recognized on our currency hedges.
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the three and six-month periods ended June 30, 2022, the average foreign exchange rate of the major currencies we operate in depreciated relative to the U.S. dollar, decreasing U.S. dollar revenue and net income in these currencies.
48 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Summary of Quarterly Results
Quarterly results for the eight most recent quarters are as follows:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2022		2021				2020
Three-month period ended	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$3,681	$3,411	$3,252	$2,939	$2,663	$2,683	$2,534	$2,209
Direct operating costs(1)	(2,712)	(2,506)	(2,375)	(2,132)	(1,925)	(1,815)	(1,875)	(1,596)
Earnings from investments in associates and joint ventures	(34)	54	(13)	24	10	67	55	17
Expenses
Interest	(469)	(409)	(383)	(368)	(362)	(355)	(372)	(278)
General and administrative	(108)	(121)	(113)	(102)	(96)	(95)	(93)	(86)
Valuation items
Fair value changes and other	221	3	175	290	1,302	62	379	(50)
Income tax expense	(154)	(138)	(79)	(115)	(286)	(134)	(54)	(68)
Net income	425	294	464	536	1,306	413	574	148
Net income attributable to others(2)	355	288	414	311	1,114	324	392	174
Net income (loss) attributable to limited partners	70	6	50	225	192	89	89	(26)
Net income (loss) per limited partnership unit(3)	$0.13	$(0.02)	$0.14	$0.72	$0.61	$0.27	$0.27	$(0.12)
1.Our company reclassified depreciation and amortization expense, which was previously presented as a separate line item, to direct operating costs. Direct operating costs include $552 million of depreciation and amortization expenses. Prior period amounts were also adjusted to reflect this change, which resulted in an increase to direct operating costs of $492 million for the three-month period ended June 30, 2021, with an equal and offsetting decrease to depreciation and amortization expense. This reclassification had no impact on revenues, net income, or basic and diluted earnings per limited partner unit.
2.Includes net income attributable to the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC Exchangeable LP units, non-controlling interests - BIPC exchangeable shares, and non-controlling interests - interest of others in operating subsidiaries.
3.Refer to Note 16, Partnership Capital, for further details.

A significant driver of our results continues to be from organic growth which consists of inflation-indexation, GDP-linked volume increases and reinvested capital. In addition, results have benefited over the last eight quarters from the contribution of new investments. On a constant currency basis, these items resulted in increases in our revenues, direct operating costs, interest charges and depreciation and amortization expense. The increases were partially offset by the impact of dispositions. In addition to the aforementioned items, net income is impacted by fair value adjustments, mark-to-market movements on derivatives, and other income and expenses.
Our business continues to deliver financial results that are in line with expectations. Our partnership benefits from significant sector and geographic diversification, ownership of long-life and essential assets, substantial barriers to entry to the sectors we operate in, and cash flows that are generated under long-term contractual or regulated frameworks. Our stable and predictable cash flow profile is further strengthened by our principled approach to counterparty selection and capital structure.
SELECTED STATEMENTS OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including but not limited to FFO, AFFO, Adjusted EBITDA and Invested Capital. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures).
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Adjusted EBITDA includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Q2 2022 INTERIM REPORT 49

Along with net income and other IFRS measures, FFO, Adjusted EBITDA and Invested Capital are key measures of our financial performance that we use to assess the results and performance of our operations on a segmented basis. AFFO is also a measure of operating performance and represents the ability of our businesses to generate sustainable earnings. Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns.
Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO, AFFO, Adjusted EBITDA and Invested Capital are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by REALPAC and NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
For further details regarding our use of FFO, AFFO, Adjusted EBITDA and Invested Capital, as well as a reconciliation of the most directly comparable IFRS measures to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the three-month period ended June 30		For the six-month period ended June 30
Key Metrics	2022	2021	2022	2021
Net income attributable to partnership(1)	$176	$352	$246	$542
Net income per limited partnership unit(2)	0.13	0.41	0.12	0.59
Funds from Operations (FFO)(3)	513	394	1,006	825
Per unit FFO(4)	0.67	0.56	1.31	1.18
Adjusted Funds from Operations (AFFO)(3)	414	310	838	689
Return on invested capital(5)	12%	12%	12%	13%
Adjusted EBITDA(3)	749	560	1,454	1,188
Distributions per unit(6)	0.36	0.34	0.72	0.68
FFO payout ratio(7)	69%	77%	71%	74%
AFFO payout ratio(8)	86%	98%	85%	88%
1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC Exchangeable LP Units, and non-controlling interests - BIPC exchangeable shares.
2.Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2022 were 458.0 million and 458.0 million, respectively (2021: 443.3 million and 443.2 million).
3.Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO, AFFO and Adjusted EBITDA.
4.Average units outstanding during the three and six-month periods ended June 30, 2022 were 771.1 million and 771.1 million, respectively (2021: 697.6 million and 697.6 million ).
5.Return on invested capital is calculated as AFFO adjusted for an estimate of the portion of earnings that represent a return of capital on concession-based businesses, divided by Invested Capital. The return of capital estimates for the three and six-month periods ended June 30, 2022 were $36 million and $72 million, respectively (2021: $39 million and $78 million). Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from partnership capital to Invested Capital.
6.Distribution per unit is defined as the sum of partnership distributions less incentive distributions, divided by the total limited partner units, general partner units, Redeemable Partnership Units, Exchange LP Units, BIPC Exchangeable LP Units and BIPC exchangeable shares outstanding as of the record date. During the three and six-month periods ended June 30, 2022, the partnership paid quarterly distributions of $0.36 per unit and $0.72 per unit, respectively (2021: $0.34 per unit and $0.68 per unit)
7.FFO payout ratio is defined as distributions paid (inclusive of GP incentive, preferred unit distributions, and interests on perpetual notes classified as equity) divided by FFO.
8.AFFO payout ratio is defined as distributions paid (inclusive of GP incentive, preferred unit distributions, and interests on perpetual notes classified as equity) divided by AFFO.
For the three-month period ended June 30, 2022, FFO totaled $513 million ($0.67 per unit) compared to FFO of $394 million ($0.56 per unit) for the same quarter in 2021. Results for the quarter benefited from organic growth of 10% reflecting the high inflationary environment and earnings associated with approximately $1 billion of capital commissioned over the last twelve months. Results also benefited from our asset rotation program and the privatization of Inter Pipeline in the second half of 2021.
50 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

SEGMENTED DISCLOSURES
In this section, we review the results of our principal operating segments: utilities, transport, midstream, data and corporate. Key metrics and measures are presented in accordance with our partnership’s share of the underlying results, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods, whereby our partnership either controls or exercises significant influence or joint control over its investments. See the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a discussion of the importance of our partnership’s presentation, the limitations associated with such information and a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.
Our utilities segment is comprised of businesses from which we earn a return on a regulated or notionally stipulated asset base, which we refer to as the rate base, or from revenues in accordance with long-term concession agreements, private bilateral contracts approved or ratified by the regulator, or price control frameworks. These include our regulated transmission (natural gas and electricity) and commercial and residential distribution (electricity and natural gas connections) operations. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime.
Due to the franchise frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all our utilities segment’s Adjusted EBITDA is supported by regulated or contractual revenues.
The objectives for our utilities segment are to invest capital in the expansion of our rate base, as well as to provide safe and reliable service for our customers on a cost-efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base and strengthen our market position. Our performance can be measured by the growth in our rate base, the return on our rate base, and the growth in our AFFO.
Our utilities segment is comprised of the following:
Regulated Transmission
•Approximately 61,000 kilometers of operational electricity transmission and distribution lines and approximately 12,000 kilometers of gas pipelines in Australia
•Approximately 5,300 kilometers of transmission lines in Brazil, of which approximately 4,800 kilometers are operational
•Approximately 4,200 kilometers of natural gas pipelines in North America, South America, and India
Commercial and Residential Distribution
•Approximately 7.3 million connections, predominantly electricity and natural gas
•Residential infrastructure, including water heater, heating, ventilation, and air conditioner (“HVAC”) rentals, as well as other essential home services to approximately 1.9 million customers annually in Canada, the U.S., Germany, and the U.K.
•Approximately 370,000 long-term contracted sub-metering services within Canada
•Approximately 1.5 million installed smart meters in Australia and New Zealand
Q2 2022 INTERIM REPORT 51

Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our utilities segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2022	2021	2022	2021
Funds from Operations (FFO)	$188	$190	$355	$356
Maintenance capital expenditures	(13)	(11)	(22)	(16)
Adjusted Funds from Operations (AFFO)	175	179	333	340

Adjusted EBITDA(1)	$286	$251	$540	$474
Rate base	6,592	5,735	6,592	5,735
Return on rate base(2),(3)	13%	12%	13%	12%
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Return on rate base is Adjusted EBITDA divided by weighted average rate base.
3.Return on rate base excludes the impact of connections revenue, return of capital and IFRS 16 adjustments.

Our partnership earns a return on a regulated or notionally stipulated asset base, a metric which we refer to as rate base. Our rate base reflects the current amount, either as defined by the regulator or as implied by our contracted cash flows, on which we earn our return. Our rate base increases with capital that we invest to expand our systems and is indexed to local inflation. The return that we earn is typically determined by a regulator for prescribed periods of time or is derived based on the contracted cash flows we have secured. We believe that the rate base is useful for investors as it provides them with an understanding of the unlevered returns that our asset base can currently generate and enhances comparability across other utility investments as it assists in assessing the operating performance of our businesses by eliminating the effect of its current capital structure and tax profile.
For the three-month period ended June 30, 2022, our utilities segment generated Adjusted EBITDA of $286 million, compared to $251 million for the same period in the prior year. Results benefited from elevated inflation indexation which benefits approximately 90% of FFO, as well as earnings associated with approximately $500 million of capital commissioned into rate base over the last 12 months. Current quarter results also benefited from the acquisition of two Australian utilities. Prior year results included our U.K. smart meter portfolio and North American district energy platform, which were divested in 2021. FFO of $188 million was consistent with the same period in the prior year. FFO reflected higher interest rates and additional debt at our Brazilian investments compared to the prior year, impacting FFO by $25 million.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA(1)				FFO
	For the three-month period ended June 30		For the six-month period ended June 30		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2022	2021	2022	2021	2022	2021	2022	2021
Commercial & Residential Distribution	$131	$141	$244	$267	$103	$113	$191	$210
Regulated Transmission	155	110	296	207	85	77	164	146
Total	$286	$251	$540	$474	$188	$190	$355	$356
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended June 30, 2022, our commercial and residential distribution operations generated Adjusted EBITDA of $131 million and FFO of $103 million, compared to $141 million and $113 million, respectively, in the prior year. Adjusted EBITDA and FFO decreased relative to the prior year due to the sale of our U.K. smart meter portfolio and North American district energy platform as well as the impact of lower rates on our foreign exchange hedge contracts. However, same store results were strong as we benefited from inflation indexation and capital commissioned into rate base over the last 12 months.
For the three-month period ended June 30, 2022, our regulated transmission operations generated Adjusted EBITDA of $155 million and FFO of $85 million, compared to $110 million and $77 million, respectively, in the prior year. Adjusted EBITDA benefited from a 18% annual inflationary tariff adjustment at our Brazilian regulated gas transmission operation, the acquisition of an Australian regulated utility and capital commissioned into rate base. FFO was impacted by higher interest rates and additional debt at our Brazilian investments.
52 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the roll-forward of our rate base:

US$ MILLIONS	For the three-month period ended June 30, 2022	For the six-month period ended June 30, 2022	For the 12 month period ended December 31, 2021
Rate base, start of period	$6,952	$5,818	$5,199
Acquisitions	33	715	131
Capital expenditures commissioned	102	231	433
Inflation indexation	17	176	250
Regulatory depreciation	(55)	(78)	(68)
Foreign exchange and other	(457)	(270)	(127)
Rate base, end of period	$6,592	$6,592	$5,818
As of June 30, 2022, our rate base was $6.6 billion. Rate base increased compared to December 31, 2021 due to the acquisitions of two Australian utilities, capital commissioned into rate base, and inflation-indexation at our Brazilian regulated gas transmission business.
The following table presents the roll-forward of our partnership’s share of capital backlog, which represents growth projects over the next 2-3 years, as well as capital to be commissioned:

US$ MILLIONS	For the three-month period ended June 30, 2022	For the six-month period ended June 30, 2022	For the 12 month period ended December 31, 2021
Capital backlog, start of period	$601	$532	$634
Impact of acquisitions (asset sales)	26	96	(139)
Additional capital project mandates	131	267	483
Less: capital expenditures	(129)	(241)	(443)
Foreign exchange and other	(38)	(63)	(3)
Capital backlog, end of period	591	591	532
Construction work in progress	392	392	401
Total capital to be commissioned	$983	$983	$933
Capital backlog relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next three years. As of June 30, 2022, total capital to be commissioned was $983 million compared to $933 million as of December 31, 2021. New connection mandates awarded and the impact of acquisitions were partly offset by capital projects commissioned into rate base and foreign exchange. The largest contributors to capital expected to be commissioned into rate base include approximately $550 million at our U.K. regulated distribution business and approximately $210 million at our North American residential infrastructure business.

Q2 2022 INTERIM REPORT 53

Our transport segment is comprised of infrastructure assets that provide transportation, storage and handling services for merchandise goods, commodities and passengers, for which we are generally paid an access or transportation fee. Profitability is based on the volume and price achieved for the provision of access and associated services. This operating segment is comprised of businesses, such as our rail and toll road operations, which may be subject to price ceiling or other rate regulation focused on maintaining competition, as well as diversified terminal operations which are highly contracted and subject to the regulatory regimes applicable to the goods they handle. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our other operating segments, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. The diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 90% of our transport segment’s FFO is supported by contractual or regulated revenues.
Our objectives for our transport segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth and our Adjusted EBITDA margin.
Our transport segment is comprised of the following:
Diversified Terminals
•11 terminals in North America, U.K., and Australia facilitating global trade of goods, natural resources and commodities
•An approximately 30 million tonnes per annum Liquefied Natural Gas (“LNG”) export terminal in the U.S.
•An approximately 85 million tonnes per annum export facility in Australia
Rail
•116 short line freight railroads comprising over 22,000 kilometers of track in North America and Europe
•Sole provider of rail network in southern half of Western Australia with approximately 5,500 kilometers of track and operator of approximately 4,800 kilometers of rail in Brazil
Toll Roads
•Approximately 3,800 kilometers of motorways in Brazil, Peru and India
Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our transport segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2022	2021	2022	2021
Funds from Operations (FFO)	$199	$173	$384	$335
Maintenance capital expenditures	(45)	(38)	(82)	(67)
Adjusted Funds from Operations (AFFO)	154	135	302	268

Adjusted EBITDA(1)	$270	$239	$525	$472
Adjusted EBITDA margin(2)	44%	47%	44%	47%
Growth capital expenditures	$73	$71	$128	$119
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. It is calculated based on net of construction revenues and costs which are incurred at our Peruvian toll road operation during the construction of our toll roads. Adjusted EBITDA margin is a non-IFRS measure.

54 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the three-month period ended June 30, 2022, our transport segment generated FFO of $199 million compared to $173 million for the same period in the prior year, a 15% increase. Results benefited from inflationary tariff increases across our portfolio, higher storage revenue at our North American and U.K. ports due to continued congestion and strong performance at our U.S. LNG export terminal from continued strength in LNG prices and the commissioning of a sixth liquefaction train.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)				FFO
	For the three-month period ended June 30		For the six-month period ended June 30		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2022	2021	2022	2021	2022	2021	2022	2021
Diversified Terminals	$119	$91	$238	$185	$80	$59	$160	$116
Rail	95	95	175	179	76	$77	140	143
Toll Roads	56	53	112	108	43	37	84	76
Total	$270	$239	$525	$472	$199	$173	$384	$335
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended June 30, 2022, our diversified terminal operations reported Adjusted EBITDA of $119 million and FFO of $80 million compared to $91 million and $59 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from higher container storage charges due to congestion at our U.K. and North American port businesses and strong performance at our U.S. LNG export terminal from continued strength in LNG prices and the commissioning of a sixth liquefaction train.
For the three-month period ended June 30, 2022, our rail business generated Adjusted EBITDA of $95 million and FFO of $76 million compared to $95 million and $77 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from an increase in tariffs across our portfolio partially offset by modestly lower volumes from supply chain constraints. Results were also impacted by lower rates on our Australian dollar hedge contracts.
For the three-month period ended June 30, 2022, our toll roads contributed Adjusted EBITDA of $56 million and FFO of $43 million compared to $53 million and $37 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from inflationary increases on tariffs and an 8% overall increase in traffic levels. Prior year results included our Chilean toll road operation, which was divested in November 2021.
The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended June 30, 2022	For the six-month period ended June 30, 2022	For the 12 month period ended December 31, 2021
Capital backlog, start of period	$675	$533	$421
Additional capital project mandates	42	204	406
Less: capital expenditures	(73)	(128)	(270)
Foreign exchange and other	(54)	(19)	(24)
Capital backlog, end of period	590	590	533
Construction work in progress	329	329	421
Total capital to be commissioned	$919	$919	$954
Capital to be commissioned includes projects such as upgrading and expanding our rail networks, increasing and widening lanes on certain routes to support traffic growth, deepening berths and enhancing and modernizing existing infrastructure at our terminals. As of June 30, 2022, total capital to be commissioned was $919 million compared to $954 million as of December 31, 2021. Capital to be commissioned decreased compared to December 31, 2021 as additional capital project mandates were more than offset by capital commissioned during the period and the impact of foreign exchange.

Q2 2022 INTERIM REPORT 55

Our midstream segment is comprised of systems that provide natural gas transmission, gathering and processing, and storage services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as some of our natural gas transmission pipelines whose services are subject to price ceilings. Midstream businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable.
Our objectives for our midstream segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our growth in AFFO.
Our midstream segment is comprised of the following:
•Approximately 15,000 kilometers of natural gas transmission pipelines in the U.S.
•Approximately 600 billion cubic feet (“Bcf”) of natural gas storage in the U.S. and Canada
•17 natural gas and natural gas liquids processing plants, approximately 5.7 Bcf per day of gross processing capacity and approximately 3,400 kilometers of gas gathering pipelines in Canada
•Approximately 3,300 kilometers of long-haul pipelines and approximately 3,900 kilometers of conventional pipelines in Canada
•One petrochemical processing complex in Canada
The following table presents our partnership’s share of the key metrics of our midstream segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2022	2021	2022	2021
Funds from Operations (FFO)	$170	$60	$366	$206
Maintenance capital expenditures	(32)	(21)	(46)	(29)
Adjusted Funds from Operations (AFFO)	138	39	320	177

Adjusted EBITDA(1)	218	82	452	267
Adjusted EBITDA margin(2)	53%	63%	54%	68%
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for reconciliation from net income to Adjusted EBITDA; 2021 EBITDA margin of 68% is adjusted for the exceptional gas storage results in the prior year (including the results margin was 73%).
For the three-month period ended June 30, 2022, our midstream operations generated Adjusted EBITDA and FFO of $218 million and $170 million compared to $82 million and $60 million in the prior year. Results benefited from the acquisition of Inter Pipeline which was privatized in the second half of 2021. The base business benefited from higher utilization compared to the prior year.
56 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended June 30, 2022	For the six-month period ended June 30, 2022	For the 12 month period ended December 31, 2021
Capital backlog, start of period	$344	$245	$8
Impact of acquisitions	—	—	391
Additional capital project mandates	—	139	20
Less: capital expenditures	(93)	(173)	(174)
Foreign exchange and other	(18)	22	—
Capital backlog, end of period	233	233	245
Construction work in progress	2,033	2,033	1,875
Total capital to be commissioned	$2,266	$2,266	$2,120
As of June 30, 2022, total capital to be commissioned was $2,266 million compared to $2,120 million as of December 31, 2021. Capital to be commissioned increased compared to December 31, 2021 from additional capital project mandates that are expected to expand capacity across our Canadian midstream businesses. Construction work in progress is primarily related to Inter Pipeline's Heartland facility, a state-of-the-art integrated petrochemical complex currently under construction in western Canada and expected to come online by the end of 2022.

Q2 2022 INTERIM REPORT 57

Our data segment is comprised of critical infrastructure servicing customers in the telecommunications, fiber and data storage sectors. Our data transmission and distribution operations provide essential services and infrastructure to the media broadcasting and telecom sectors, while our data storage operations provide high-performance physical hosting and infrastructure to enterprises ranging from small workloads to hyperscale deployments, as well as cloud consulting and engineering services. The majority of these services and access to infrastructure are contracted on a medium to long-term basis (up to 30 years) with inflation escalation mechanisms, leading to predictable recurring revenues and cash flows.
Our data transmission and distribution customer base includes large, prominent telecommunications companies in France, the U.K., and India, and retail, wholesale and enterprise customers in New Zealand. Within our data storage operations, we have approximately 1,000 colocation customers, predominantly in the U.S. that are diversified across multiple industries, and global hyperscale customers in Asia Pacific and South America.
Our objectives for the data segment are to invest capital to enhance and expand our service offerings while providing safe, reliable and secure access to our properties. If we are able to achieve these objectives, we believe we will be able to attract new customers and maintain low levels of churn on existing customers. Our performance in both our data transmission and distribution and data storage businesses can be measured by the growth in revenues and Adjusted EBITDA margin improvements.
Our data segment is comprised of the following:
Data Transmission & Distribution
•Approximately 153,000 operational telecom towers in India
•Approximately 8,000 multi-purpose towers and active rooftop sites in France
•Approximately 10,000 kilometers of fiber backbone located in France and Brazil
•Approximately 1,600 cell sites and over 12,000 kilometers of fiber optic cable in New Zealand
•Approximately 2,100 active telecom towers, and over 70 distributed antenna systems, primarily in the U.K.
Data Storage
•52 data centers, with approximately 1.4 million square feet of raised floors located in five continents
•Approximately 200 megawatts of critical load capacity
Results of Operations
The following table presents our partnership’s share of the key metrics of our data segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2022	2021	2022	2021
Funds from Operations (FFO)	$60	$60	$118	$120
Maintenance capital expenditures	(9)	(14)	(18)	(24)
Adjusted Funds from Operations (AFFO)	51	46	100	96

Adjusted EBITDA(1)	$83	$84	$166	$166
Adjusted EBITDA margin(2)	57%	56%	56%	55%
Growth capital expenditures	$70	$57	$133	$99
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for reconciliation from net income to Adjusted EBITDA.

58 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the three-month period ended June 30, 2022, our data segment generated FFO of $60 million, consistent with the prior year. Results on a constant currency basis benefited from strong underlying growth from additional points-of-presence and inflationary tariff escalators. Results were impacted by lower foreign exchange rate on our Indian and European operation.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)				FFO
	For the three-month period ended June 30		For the six-month period ended June 30		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2022	2021	2022	2021	2022	2021	2022	2021
Data Transmission & Distribution	$73	$72	$147	$143	$54	$53	$107	$106
Data Storage	10	12	19	23	6	7	11	14
Total	$83	$84	$166	$166	$60	$60	$118	$120
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended June 30, 2022, our data transmission and distribution operations generated Adjusted EBITDA of $73 million and FFO of $54 million, compared to $72 million and $53 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from inflationary tariff escalators and additional points-of-presence at our Indian and our French telecom operations where we added ~12,000 towers and ~350 points-of-presence over the last twelve months, respectively. Results were impacted by our Euro and New Zealand dollars hedge contracts.
For the three-month period ended June 30, 2022, our data storage operations generated Adjusted EBITDA of $10 million and FFO of $6 million, compared to $12 million and $7 million, respectively, in the prior year. Adjusted EBITDA and FFO decreased as the contribution from 21 megawatts of capacity constructed at our South American data storage operation over the last 12 months was more than offset by lower revenues at our U.S. data center operation.
The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended June 30, 2022	For the six-month period ended June 30, 2022	For the 12 month period ended December 31, 2021
Capital backlog, start of period	$411	$394	$367
Additional capital project mandates	71	160	307
Less: capital expenditures	(70)	(133)	(266)
Foreign exchange and other	(23)	(32)	(14)
Capital backlog, end of period	389	389	394
Construction work in progress	110	110	100
Total capital to be commissioned	$499	$499	$494
As of June 30, 2022, total capital to be commissioned was $499 million compared to $494 million as of December 31, 2021. Capital to be commissioned increased compared to December 31, 2021 as additional capital project mandates more than offset capital commissioned during the period and the impact of foreign exchange.

Q2 2022 INTERIM REPORT 59

The following table presents the components of our Corporate segment, at our partnership’s share:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2022	2021	2022	2021
Adjusted EBITDA(1)	$(108)	$(96)	$(229)	$(191)
Funds from Operations (FFO)	(104)	(89)	(217)	(192)
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended June 30, 2022, Adjusted EBITDA and FFO for our Corporate segment were losses of $108 million and $104 million, compared to $96 million and $89 million, respectively, in the prior year. Results of our Corporate segment are mainly driven by management fees. Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt. The base management fee of $105 million increased over the prior year due an increase in unit price and a higher unit count from capital market activity used to fund new growth opportunities.
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA and Invested Capital.
Adjusted EBITDA, FFO, AFFO and Invested Capital are presented based on our partnership’s share of results in operations accounted for using the consolidation and the equity method whereby we either control or exercise significant influence or joint control over the investment, respectively. Adjusted EBITDA, FFO, AFFO and Invested Capital are not, and are not intended to be, presented in accordance with IFRS. Under IFRS, we are not considered to control those entities that have not been consolidated and as such, have been presented as investments in associates or joint ventures in Note 10 of our partnership’s financial statements included herein. The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our partnership’s legal claims or exposures to such items.
As a result, segment revenues, costs attributable to revenues, general and administrative costs, interest expense, depreciation and amortization, deferred income taxes and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items include our partnership’s share of (losses) earnings from investments in associates attributable to each of the above-noted items, and exclude the share of (losses) earnings of consolidated investments not held by our partnership apportioned to each of the above-noted items.
We provide financial results attributable to the partnership because we believe they assist investors and analysts in estimating our overall performance and understanding our partnership’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS. We believe our presentation, when read in conjunction with our partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of Adjusted EBITDA, FFO, AFFO and Invested Capital has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses;
•Other companies may calculate results attributable to the partnership or common equity differently than we do.
Because of these limitations, our financial information presented based on the partnership’s share in the underlying operations should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
See the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a reconciliation of segment results to our statement of operating results in accordance with IFRS along with a breakdown of each of the reconciling items by type and by operating segment.
60 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Net income is the most directly comparable IFRS measure to FFO, AFFO and Adjusted EBITDA. Partnership capital is the most directly comparable IFRS measure to Invested Capital. We urge investors to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our partnership.
FFO has limitations as an analytical tool:
•FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;
•FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;
•FFO does not include the impact of mark-to-market on hedging items;
•FFO does not include other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations;
•Our definition of FFO may differ from the definition used by other organizations, and is different than the definition of Funds from Operations used by REALPAC and NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our partnership’s distribution policy.
We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items.
We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back the impact of mark-to-market on hedging items which indicate a point-in-time approximation of value on items we consider long-term. Finally, we add back other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations.
In addition, we focus on AFFO, which is defined as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of our partnership’s asset base. In order to assess the long-term, sustainable operating performance of our businesses, we observe that in addition to FFO, investors use AFFO by taking into account the impact of maintenance capital expenditures.
We also focus on Adjusted EBITDA. Adjusted EBITDA provides a supplemental understanding of the performance of our business and enhanced comparability across periods and relative to our peers. In addition to the adjustments to FFO, Adjusted EBITDA excludes the impact of interest expense and current income taxes to remove the effect of our current capital structure and tax profile in assessing the operating performance of our businesses.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
Q2 2022 INTERIM REPORT 61

A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2022	2021	2022	2021
Net income	$425	$1,306	$719	$1,719
Add back or deduct the following:
Depreciation and amortization expense	552	492	1,096	961
Share of losses (earnings) from investments in associates and joint ventures	34	(10)	(20)	(77)
FFO contribution from investments in associates and joint ventures	215	174	421	359
Deferred tax (recovery) expense	(26)	212	(8)	252
Mark-to-market on hedging items	(169)	15	(137)	(20)
Gains on disposition of subsidiaries, associates and joint ventures	(75)	(1,372)	(75)	(1,448)
Other expenses(1)	75	95	94	175
FFO attributable to non-controlling interests(2)	(518)	(518)	(1,084)	(1,096)
FFO	513	394	1,006	825
Maintenance capital expenditures	(99)	(84)	(168)	(136)
AFFO	$414	$310	$838	$689
1.Other expenses corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income and expenses excluded from FFO primarily includes asset retirement obligation and deferred consideration accretion expense, remeasurement of borrowings and amortization of deferred financing costs, acquisition costs and fair value remeasurement gains/losses. There are no items within other expenses that are individually significant.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to the partnership.
All reconciling amounts from net income to FFO presented above are taken directly from our partnership’s consolidated financial statements, and in the case of “FFO contribution from investments in associates and joint ventures” and “FFO attributable to non-controlling interests”, our partnership’s share of FFO relating thereto are derived using the accounting policies consistent with those applied in our partnership’s consolidated financial statements; FFO for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three-month period ended June 30, 2022, the difference between net income and FFO is predominantly due to depreciation and amortization, FFO contribution from investments in associates and joint ventures, and FFO attributable to non-controlling interests. Depreciation and amortization increased from the prior year due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process and capital expenditures made during the year. FFO attributable to non-controlling interests increased from the prior year as contributions from acquisitions and organic growth more than offset impact of dispositions. FFO contribution from investments in associates and joint ventures increased from the prior year mainly as a result of contribution from recently acquired businesses.
The difference between net income and AFFO is due to the aforementioned items, in addition to maintenance capital expenditures of $99 million and $168 million for the three and six-month periods ended June 30, 2022 (2021: $84 million and $136 million).
62 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2022	2021	2022	2021
Net income	$425	$1,306	$719	$1,719
Add back or deduct the following:
Depreciation and amortization expense	552	492	1,096	961
Interest expense	469	362	878	717
Share of losses (earnings) from investments in associates and joint ventures	34	(10)	(20)	(77)
Adjusted EBITDA contributions from investments in associates and joint ventures	304	239	590	494
Income tax expense	154	286	292	420
Mark-to-market on hedging items	(169)	15	(137)	(20)
Other income	(52)	(1,317)	(87)	(1,344)
Adjusted EBITDA attributable to non-controlling interests(1)	(968)	(813)	(1,877)	(1,682)
Adjusted EBITDA	$749	$560	$1,454	$1,188
1.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
All reconciling amounts presented above are taken directly from our partnership’s consolidated financial statements, and in the case of “Adjusted EBITDA contributions from investments in associates and joint ventures” and “Adjusted EBITDA attributable to non-controlling interests”, our partnership’s share of Adjusted EBITDA relating thereto are derived using the accounting policies consistent with those applied in our partnership’s consolidated financial statements. Adjusted EBITDA for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three-month period ended June 30, 2022, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, interest expense, Adjusted EBITDA contributions from investments in associates and joint ventures, and Adjusted EBITDA attributable to non-controlling interests. Depreciation and amortization increased from prior year due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process and capital expenditures made during the year. Interest expense increased from the prior year due to additional borrowings associated with businesses acquired during the year. Adjusted EBITDA contributions from investments in associates and joint ventures increased from the prior year as a result of the acquisition of our Australian regulated utility and strong performance at our U.S. LNG export terminal from continued strength in LNG prices and capital commissioned. Adjusted EBITDA attributable to non-controlling interests increased from the prior year predominantly due to acquisitions completed during the past year and organic growth.
Net income per limited partnership unit is the most directly comparable IFRS measure for per unit FFO. The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2022	2021	2022	2021
Net (loss) income per limited partnership unit(1)	$0.13	$0.41	$0.12	$0.59
Add back or deduct the following:
Depreciation and amortization expense	0.43	0.39	0.85	0.79
Deferred income taxes	0.05	0.15	0.06	0.19
Mark-to-market on hedging items	(0.22)	0.01	(0.17)	(0.02)
Valuation losses and other(2)	0.28	(0.40)	0.45	(0.37)
Per unit FFO(3)	$0.67	$0.56	$1.31	$1.18

1.Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2022 were 458.0 million and 458.0 million, respectively (2021: 443.3 million and 443.2 million).
2.Refer to the reconciliation of net income to FFO above for a description of balances included within other.
3.Average units outstanding during the three and six-month periods ended June 30, 2022 were 771.1 million and 771.1 million, respectively (2021: 697.6 million and 697.6 million).

Q2 2022 INTERIM REPORT 63

The following reconciles partnership capital, the most directly comparable IFRS measure, to Invested Capital, a non-IFRS financial metric:

	As of
US$ MILLIONS	June 30, 2022	December 31, 2021
Partnership Capital	$26,039	$26,391
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(15,720)	(15,658)
Deficit	2,865	2,520
Accumulated other comprehensive income	(393)	(543)
Ownership changes and other	(515)	(515)
Invested Capital	$12,276	$12,195
Invested capital increased as a result of the issuance of $293 million of perpetual notes and $8 million of limited partnership units, which were partially offset by the redemption of our preferred shares of $220 million during the six-month period ended June 30, 2022.
The following table presents the change in Invested Capital during the three and six-month periods ended June 30, 2022 and 2021:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2022	2021	2022	2021
Opening balance	$12,272	$9,410	$12,195	$9,213
Net (redemption) issuance of preferred units	—	—	(220)	194
Issuance of perpetual subordinated notes	—	—	293	—
Issuance of limited partnership units	4	3	8	6
Ending balance	$12,276	$9,413	$12,276	$9,413
Weighted Average Invested Capital	$12,272	$9,410	$12,346	$9,386
We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our Invested Capital to determine how much capital we believe was returned in the current year.
AFFO is defined as FFO less maintenance capital expenditures. AFFO for the three and six-month periods ended June 30, 2022 were $414 million and $838 million, respectively (2021: $310 million and $689 million). Estimated returns of capital for the three and six-month periods ended June 30, 2022 were $36 million and $72 million, respectively (2021: $39 million and $78 million).
Our partnership has met its investment return objectives for the three and six-month periods ended June 30, 2022 with returns on Invested Capital of 12% and 12%, respectively (2021: 12% and 13%).
Reconciliation of Segment Adjusted EBITDA
Adjusted EBITDA for each of our operating segments is presented based on our partnership’s share of results in operations accounted for using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating segments on our overall performance. As a result, interest, depreciation and amortization, income taxes, the impact of mark-to-mark on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items include our partnership’s share of earnings from investments in associates and joint ventures attributable to each of the above-noted items, and exclude the share of (losses) earnings of consolidated investments not held by the partnership apportioned to each of the above-noted items.
64 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables reconcile each segment’s Adjusted EBITDA to consolidated segment net income in accordance with IFRS:

FOR THE THREE-MONTH PERIOD ENDED June 30, 2022 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income	$332	$52	$113	$(11)	$(61)	$425

Add back or deduct the following:
Depreciation and amortization	134	148	157	113	—	552
Interest expense	179	72	76	110	32	469
Share of losses (earnings) from investments in associates and joint ventures(1)	18	28	(24)	26	(14)	34
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	35	170	56	43	—	304
Income tax expense (recovery)	17	(6)	16	56	71	154
Mark-to-market on derivative contracts	(3)	(5)	(34)	1	(128)	(169)
Other expenses (income)	18	12	15	(89)	(8)	(52)
Adjusted EBITDA attributable to non-controlling interests(1)	(444)	(201)	(157)	(166)	—	(968)
Adjusted EBITDA	$286	$270	$218	$83	$(108)	$749

FOR THE THREE-MONTH PERIOD ENDED June 30, 2021 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income	$1,187	$15	$6	$(9)	$107	$1,306

Add back or deduct the following:
Depreciation and amortization	154	165	45	128	—	492
Interest expense	94	92	36	114	26	362
Share of (earnings) losses from investments in associates and joint ventures	(14)	(2)	(2)	(7)	15	(10)
Adjusted EBITDA contributions from investments in associates and joint ventures	14	131	47	47	—	239
Income tax expense (recovery)	193	57	(22)	37	21	286
Mark-to-market on derivative contracts	4	(2)	20	3	(10)	15
Other (income) expenses	(1,001)	6	11	(78)	(255)	(1,317)
Adjusted EBITDA attributable to non-controlling interests(1)	(380)	(223)	(59)	(151)	—	(813)
Adjusted EBITDA	$251	$239	$82	$84	$(96)	$560
Q2 2022 INTERIM REPORT 65

FOR THE SIX-MONTH PERIOD ENDED June 30, 2022 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income	$639	$126	$195	$(20)	$(221)	$719

Add back or deduct the following:
Depreciation and amortization	271	292	309	224	—	1,096
Interest expense	309	149	145	218	57	878
Share of losses (earnings) from investments in associates and joint ventures	12	6	(43)	18	(13)	(20)
Adjusted EBITDA contributions from investments in associates and joint ventures	59	325	117	89	—	590
Income tax expense (recovery)	152	(14)	20	60	74	292
Mark-to-market on derivative contracts	(13)	(12)	(2)	3	(113)	(137)
Other (income) expenses	(62)	48	31	(91)	(13)	(87)
Adjusted EBITDA attributable to non-controlling interests(1)	(827)	(395)	(320)	(335)	—	(1,877)
Adjusted EBITDA	$540	$525	$452	$166	$(229)	$1,454

FOR THE SIX-MONTH PERIOD ENDED June 30, 2021 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income	$1,386	$71	$224	$19	$19	$1,719

Add back or deduct the following:
Depreciation and amortization	315	323	88	235	—	961
Interest expense	180	184	71	229	53	717
Share of (earnings) losses from investments in associates and joint ventures	(46)	(7)	(32)	(9)	17	(77)
Adjusted EBITDA contributions from investments in associates and joint ventures	31	252	120	91	—	494
Income tax expense	274	73	1	38	34	420
Mark-to-market on derivative contracts	3	(18)	12	4	(21)	(20)
Other (income) expenses	(960)	24	24	(139)	(293)	(1,344)
Adjusted EBITDA attributable to non-controlling interests(1)	(709)	(430)	(241)	(302)	—	(1,682)
Adjusted EBITDA	$474	$472	$267	$166	$(191)	$1,188

1.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
CAPITAL RESOURCES AND LIQUIDITY
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low-cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distribution to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. However, no significant limitations existed at June 30, 2022 and December 31, 2021.
66 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our group-wide liquidity at June 30, 2022, consisted of the following:

	As of
US$ MILLIONS	June 30, 2022	December 31, 2021
Corporate cash and financial assets	$439	$683
Committed corporate credit facility(1)	2,100	2,975
Subordinate corporate credit facility	1,000	500
Draws under corporate credit facility(1)	(508)	—
Commitments under corporate credit facility	(12)	(12)
Commercial paper(1)	(267)	(431)
Partnership’s share of cash retained in businesses	681	729
Partnership’s share of availability under subsidiary credit facilities	1,003	936
Group-wide liquidity	$4,436	$5,380
1.Includes a $2.1 billion committed corporate credit facility. As of June 30, 2022, we had $508 million drawn on our committed corporate credit facility and we had commercial paper outstanding of $267 million.
We believe that group-wide liquidity is sufficient to meet Brookfield Infrastructure’s present requirements. We finished the quarter with group-wide liquidity of $4.4 billion, a decrease over our liquidity position as at December 31, 2021 due to approximately $500 million deployed to acquire an Australian regulated utility, approximately $215 million to acquire an Australian smart meter business as well as the expiry of our $1 billion bulge facility in April 2022. These decreases were partially offset by an increase in our corporate credit facility and our credit facility with Brookfield, as well as the proceeds received from the sale of our U.S. container terminal.
We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations.
On a consolidated basis as of June 30, 2022, scheduled principal repayments over the next five years are as follows:

		For the one-year period ended June 30
US$ MILLIONS	Average Term (years)	2023	2024	2025	2026	2027	Beyond	Total
Corporate borrowings(1)	13	$—	$544	$—	$—	$—	$2,192	$2,736
Non-recourse borrowings	7	3,555	2,131	3,266	3,238	5,313	9,501	27,004
1.Corporate borrowings and the average term to maturity are presented on an adjusted basis to exclude draws on our corporate credit facility, commercial paper issuances and deferred financing costs and other. Refer to Note 11, Borrowings, for further details.
Debt attributable to the partnership (see definition of debt attributable to the partnership below), a non-IFRS measure we use to assess our liquidity, can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	June 30, 2022	December 31, 2021
Consolidated debt	$30,388	$29,253
Add: partnership’s share of debt of investments in associates:
Utilities	1,031	448
Transport	3,393	3,290
Midstream	724	731
Data	878	887
Add: partnership’s share of debt directly associated with assets held for sale	24	18
Less: borrowings attributable to non-controlling interest	(15,775)	(15,283)
Premium on debt and cross currency swaps	(150)	(430)
Debt attributable to the partnership	$20,513	$18,914

Q2 2022 INTERIM REPORT 67

Net debt, a non-IFRS liquidity measure used to assess debt attributable to partnership net of the partnership’s share of cash and cash equivalents, is as follows:

	As of
US$ MILLIONS	June 30, 2022	December 31, 2021
Debt attributable to the partnership
Utilities	$4,796	$3,907
Transport	5,112	5,066
Midstream	5,475	5,570
Data	1,641	1,652
Corporate	3,489	2,719
Total debt attributable to the partnership	$20,513	$18,914
Partnership’s share of cash retained in businesses(1)
Utilities	$251	$213
Transport	326	357
Midstream	35	40
Data	69	119
Corporate	439	683
Total partnership’s share of cash retained in businesses	$1,120	$1,412
Net debt
Utilities	$4,545	$3,694
Transport	4,786	4,709
Midstream	5,440	5,530
Data	1,572	1,533
Corporate	3,050	2,036
Total net debt	$19,393	$17,502
1.The partnership’s share of cash retained in the businesses includes $379 million of cash and cash equivalents attributable to the partnership held by its investments in associates and joint ventures accounted for using the equity method and excludes $664 million of amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.

68 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

As of June 30, 2022, our partnership’s share of scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2022	2023	2024	2025	2026	Beyond	Total
Recourse borrowings
Corporate borrowings(1)	13	$—	$—	$544	$—	$—	$2,192	$2,736
Total recourse borrowings	13	—	—	544	—	—	2,192	2,736
Non-recourse borrowings(2)
Utilities
Commercial & Residential Distribution	10	33	297	130	269	254	1,668	2,651
Regulated Transmission	8	55	380	285	123	174	1,128	2,145
	9	88	677	415	392	428	2,796	4,796

Transport
Rail	3	15	187	342	168	403	246	1,361
Toll Roads	8	35	114	130	155	122	555	1,111
Diversified Terminals	6	32	214	279	457	108	1,550	2,640
	5	82	515	751	780	633	2,351	5,112

Midstream(3)	6	1	325	897	971	663	2,618	5,475

Data
Data Transmission & Distribution	6	57	79	179	159	240	623	1,337
Data Storage	4	1	18	17	166	102	—	304
	6	58	97	196	325	342	623	1,641

Total non-recourse borrowings(2),(4)	7	229	1,614	2,259	2,468	2,066	8,388	17,024
Total borrowings(5)	8	$229	$1,614	$2,803	$2,468	$2,066	$10,580	$19,760
Percentage of total borrowings		1%	8%	14%	12%	10%	55%	100%
1.Corporate borrowings and the average term to maturity are presented on an adjusted basis to exclude draws on our corporate credit facility, commercial paper issuances and deferred financing costs and other. Refer to Note 11, Borrowings, for further details. The calculation of net debt in the table above excludes these adjustments.
2.Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
3.Commercial paper obligations at IPL are fully backstopped by their credit facility, and have been presented in the table above in accordance with its related maturity.
4.As of June 30, 2022, approximately $28 million of debt attributable to the partnership was in breach of asset-level financial covenants. This equates to less than 1% of total debt attributable to the partnership. We anticipate being able to refinance or obtain waivers from our financial institutions and accordingly presented the debt in the contractually obligated year of maturity.
5.As of June 30, 2022, approximately 37% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 26% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities are approximately 21% of our total borrowings, inclusive of the impact of interest rate swaps.

Debt attributable to the partnership has an average term of seven years. Our partnership’s share of net debt-to-capitalization ratio, defined as our partnership’s share of net debt divided by the sum of our partnership’s share of net debt and invested capital, as of June 30, 2022 was 61%. The weighted average cash interest rate is 4.9% for the overall business (June 30, 2021: 4.5%), in which our utilities, transport, midstream, data and corporate segments were 5.6%, 5.7%, 4.5%, 4.5%, and 3.7%, respectively (June 30, 2021: 4.1%, 4.8%, 5.4%, 4.5%, and 4.2%).
We define “debt attributable to the partnership,” which is a non-IFRS measure, as our partnership’s share of borrowing obligations relating to our investments in various portfolio businesses. Net debt is debt attributable to the partnership, net of the partnership’s share of cash and cash equivalents. Our partnership’s share of cash and cash equivalents is calculated as cash and cash equivalent as reported under IFRS, plus our share of cash and cash equivalents held by investments in associates and joint ventures, less the amounts attributable to non-controlling interests.
Q2 2022 INTERIM REPORT 69

Debt attributable to the partnership and net debt are not, and are not intended to be, presented in accordance with IFRS. We believe our presentation, when read in conjunction with our partnership’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed. The presentation of debt attributable to the partnership and net debt has limitations as an analytical tool, including the following:
•Debt attributable to the partnership and net debt amounts do not represent our consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, our partnership may determine, in our discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of our portfolio investments and aggregate debt attributable to the partnership for all of our portfolio investments; and
•Other companies may calculate debt attributable to the partnership and net debt differently than we do.
Debt attributable to the partnership and net debt are presented to assist investors in understanding the capital structure of our underlying investments that are consolidated in our financial statements but are not wholly-owned. When used in conjunction with Adjusted EBITDA, both metrics are expected to provide useful information as to how the partnership has financed its businesses at the asset-level and provides a view into our return on capital that we invest at a given degree of leverage. Further, the partnership participates in arrangements such as joint ventures or consortiums which provide it with access to partners with local strategic expertise and substantial amounts of capital. When investing in such arrangements, which are not consolidated for financial statement purposes, the partnership nevertheless maintains joint control or significant influence over the business, and is therefore, not a passive investor. We structure governance arrangements to require each of our businesses to distribute all available cash (which is generally defined as cash on hand less any amounts reserved for committed growth projects as approved by the investment’s Board of Directors), ensuring that any decision to not distribute all available cash flow requires our express consent. Consequently, the partnership has access to operating cash flows generated by all of our businesses, including joint ventures and any other non-consolidated investments.
70 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

SUPPLEMENTAL FINANCIAL INFORMATION
The information below is being provided pursuant to Rule 13-01 of Regulation S-X. Our partnership may fully and unconditionally guarantee, and one or more of Holding LP, BIP Bermuda Holdings I Limited (“Bermuda Holdco”), Brookfield Infrastructure Finance ULC (“Alberta Finco”), Brookfield Infrastructure Holdings (Canada) Inc. (“Can Holdco”), Brookfield Infrastructure US Holdings I Corporation (“US Holdco”) and BIPC Holdings Inc. (“BIPC Holdings”, and together with our partnership, Holding LP, Alberta Finco (in the case of debt securities issued by Bermuda Holdco) and Bermuda Holdco (in the case of debt securities issued by Alberta Finco), Can Holdco, and US Holdco, the “Guarantors”) may also guarantee the payment of principal, premium (if any), interest and certain other senior or subordinated debt securities issued by Alberta Finco and Bermuda Holdco, as applicable.
The following tables present summarized financial information for the following:
•our partnership;
•Alberta Finco and Bermuda Holdco (together, the “Fincos”); and
•the Guarantors
For purposes of the tables below, “Fincos and Guarantors” refers to each of the entities identified above, without duplication.

	Statement of Operating Results
For the six-month period ended June 30, 2022 US$ MILLIONS	Finco and Guarantors total	Revenues from (expenses paid to) non-Guarantor subsidiaries	Revenues from (expenses paid to) other related parties	Revenues from (expenses paid to) other
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Other income(2)	4,280	4,276	—	4
Net income	3,944	4,242	(239)	(59)
For the twelve-month period ended December 31, 2021
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Other income(2)	1,971	1,969	—	2
Net income	1,392	1,812	(303)	(117)
1.Total revenues of our Partnership and its controlled subsidiaries were $11,537 million and $3,681 million for the year ended December 31, 2021 and six-month period ended June 30, 2022, respectively.
2.Other income includes dividend and interest income.

	Statement of Financial Position
As of June 30, 2022 US$ MILLIONS	Finco and Guarantors total	Amounts due from/payable to non-Guarantor subsidiaries	Amounts due from/payable to other related parties	Amounts due from/payable to other
Current assets	$633	$614	$—	$19
Total assets(1)	1,527	1,507	—	20
Current liabilities	4,196	3,313	103	780
Total liabilities	7,289	3,668	123	3,498

As of December 31, 2021
Current assets	$524	$470	$—	$54
Total assets(1)	1,438	1,383	—	55
Current liabilities	3,806	3,247	108	451
Total liabilities	9,568	6,694	128	2,746
1.Total assets of our partnership and its controlled subsidiaries were $73,961 million and $73,899 million as of December 31, 2021 and June 30, 2022, respectively.
Q2 2022 INTERIM REPORT 71

Alberta Finco
Alberta Finco is an indirect wholly-owned subsidiary of our partnership incorporated under the Business Corporations Act (Alberta) on May 22, 2012. In May 2021, Alberta Finco issued $250 million of Subordinated Notes due 2081 at a fixed rate of 5.000% per annum (the “Alberta Finco Notes”), which will mature on May 24, 2081. The Alberta Finco Notes were issued pursuant to the first supplemental indenture, dated as of May 24, 2021, to the indenture, as of May 24, 2021 by and among Alberta Finco, our partnership, the other Guarantors (other than Alberta Finco) and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (as supplemented by the first supplemental indenture, the “Alberta Finco Indenture”). The Alberta Finco Notes permit the deferral of interest at the discretion of Alberta Finco; however, if Alberta Finco has deferred interest then under the terms of the Alberta Finco Indenture, our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The Alberta Finco Notes are redeemable at Alberta Finco’s option on or after May 24, 2026. The Alberta Finco Notes are also redeemable in connection with certain ratings and tax events. A portion of the proceeds of the Alberta Finco Notes was used to redeem our Series 5 Preferred Units on September 30, 2021, and the remainder for general corporate purposes. The Alberta Finco Notes are fully and unconditionally guaranteed by our partnership and are also guaranteed by the other Guarantors (other than Alberta Finco). The Alberta Finco Notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into Class A Preferred Units, Series 15, upon the occurrence of certain bankruptcy-related events.
Bermuda Holdco
Bermuda Holdco is an indirect wholly-owned subsidiary of our partnership incorporated under the Companies Act 1981 of Bermuda on November 9, 2007. In January 2022, Bermuda Holdco issued $300 million of Perpetual Subordinated Notes at a fixed rate of 5.125% per annum (the “Bermuda Holdco Notes”). The Bermuda Holdco Notes were issued pursuant to the first supplemental indenture, dated as of January 21, 2022, to the indenture, as of January 21, 2022, by and among Bermuda Holdco, our partnership, the other Guarantors (other than Bermuda Holdco) and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (as supplemented by the first supplemental indenture, the “Bermuda Holdco Indenture”). The Bermuda Holdco Notes permit the deferral of interest at the discretion of Bermuda Holdco; however, if Bermuda Holdco has deferred interest then under the terms of the Bermuda Holdco Indenture, then (i) any such deferred interest shall become due and payable on the date Bermuda Holdco declares any distributions on any of Bermuda Holdco’s common shares or preferred shares and (ii) our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The Bermuda Holdco Notes are redeemable at Bermuda Holdco’s option on or after January 21, 2027. The Bermuda Holdco Notes are also redeemable in connection with certain ratings and tax events. A portion of the proceeds of the Bermuda Holdco Notes will be used to redeem our Series 7 Preferred Units on March 31, 2022, and any remainder for working capital purposes. The Bermuda Holdco Notes are fully and unconditionally guaranteed by our partnership and are also guaranteed by the other Guarantors (other than Bermuda Holdco).
CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.
We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
Weighted average Invested Capital for the three and six-month periods ended June 30, 2022 were $12,272 million and $12,346 million, respectively. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for more details.
72 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONTRACTUAL OBLIGATIONS
The table below outlines Brookfield Infrastructure’s contractual obligations as at June 30, 2022:

	Payments due by period
US$ MILLIONS	Less than 1 year	1-2 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$3,065	$28	$46	$311	$3,450
Corporate borrowings(1)	264	544	508	2,195	3,511
Non-recourse borrowings	3,555	2,131	11,817	9,501	27,004
Financial liabilities	454	60	22	1,612	2,148
Lease liabilities	459	416	1,132	2,709	4,716
Interest expense:
Corporate borrowings(2)	114	108	286	1,140	1,648
Non-recourse borrowings	1,131	986	2,115	2,719	6,951

1.Corporate borrowings excludes deferred financing costs and other. Refer to Note 11, Borrowings, for further details.
2.Interest expense on Corporate borrowings include undiscounted interest obligations on $250 million of subordinated notes maturing May 24, 2081, with a coupon of 5.00% per annum.

In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our partnership plus net recourse debt. This fee is estimated to be approximately $420 million per year based on the June 30, 2022 market capitalization of our partnership plus preferred units and recourse corporate net debt.
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private infrastructure funds that target acquisitions that suit Brookfield Infrastructure’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private infrastructure funds to participate in these target acquisitions in the future, if and when identified.
FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
The table below presents our hedged position in foreign currencies as of June 30, 2022. The adjusted equity investment balances reflect the book value of our assets as of June 30, 2022 which contains certain limitations when evaluating our hedge exposure. Most importantly, all intangible assets and growth opportunities are not eligible for revaluation. As such, our book values are lower than fair value which is evident in the below table.

	Foreign Currency Hedges
US$ MILLIONS	USD(1)	AUD	NZD	GBP	BRL	CAD(2)	EUR	PEN	INR	Other
Gross Equity Investments – US$	$3,035	$2,056	$138	$1,493	$1,691	$2,564	$700	$116	$550	$73
Corporate Items – US$(3)	(2,025)	—	—	—	—	—	—	—	—	—
Equity Investment – US$	1,010	2,056	138	1,493	1,691	2,564	700	116	550	73
FX contracts – US$	6,553	(1,448)	(138)	(1,245)	(196)	(2,564)	(700)	(9)	(208)	(45)
Net unhedged	$7,563	$608	$—	$248	$1,495	$—	$—	$107	$342	$28
% of equity investment hedged	N/A	70%	100%	83%	12%	100%	100%	8%	38%	62%
1.USD net equity investment excludes $389 million of preferred units and $293 million of perpetual subordinated notes.
2.CAD net equity investment excludes $601 million of preferred units and preferred shares.
3.Includes medium-term notes, subordinated notes, commercial paper issuances, the deposit from our parent and working capital at the corporate level.
At June 30, 2022, 73% of our net equity investment is U.S. dollar functional. For the three-month period ended June 30, 2022, we recorded income in comprehensive income of $376 million (June 30, 2021: losses of $8 million) related to these contracts.
Q2 2022 INTERIM REPORT 73

CAPITAL REINVESTMENT
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to the partnership. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, the partnership has approximately $2 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
From a treasury management perspective, the partnership manages its cash reserves with a view of minimizing foreign exchange and administrative costs, as well as enhancing our ability to secure asset level debt financing. While capital is primarily raised at the corporate level to fund the equity component of organic growth capital expenditures, actual funding of projects may be executed by injecting cash into subsidiaries or utilizing operating cash flow generated and retained by the business. Importantly, the physical movement of cash has no relevance on Brookfield Infrastructure’s ability to fund capital expenditures or make distributions.
DISTRIBUTION POLICY

Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Our partnership’s objective is to pay a distribution that is sustainable on a long-term basis. Our partnership has set its target payout ratio at 60-70% of FFO. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15% of FFO to fund the equity component of recurring growth capital expenditures.

The following table presents the partnership’s payout ratios:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2022	2021	2022	2021
Net income attributable to the partnership(1)	$176	$352	$246	$542
Funds from Operations (FFO)	513	394	$1,006	$825
Adjusted Funds from Operations (AFFO)	414	310	838	689
Distributions(2)	354	305	711	608
FFO payout ratio(3)	69%	77%	71%	74%
AFFO payout ratio(4)	86%	98%	85%	88%
1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC Exchangeable LP units and non-controlling interests - BIPC exchangeable shares.
2.Includes partnership distributions, partnership preferred distributions, and perpetual subordinated note distributions.
3.FFO payout ratio is defined as distributions (inclusive of GP incentive, preferred unit distributions, and interest on perpetual notes classified as equity) divided by FFO.
4.AFFO payout ratio is defined as distributions (inclusive of GP incentive, preferred unit distributions, and interest on perpetual notes classified as equity) divided by AFFO.

The partnership’s annual distribution is reviewed with the Board of Directors in the first quarter of each year considering the following:
i) The results from the prior year as well as the budget for the upcoming year and the five-year business plan based on the partnership’s share of Funds from Operations generated by our assets;
ii) The partnership’s group-wide liquidity and its ability to fund committed capital investments.
74 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CAPITAL EXPENDITURES
Due to the capital-intensive nature of our partnership’s asset base, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our partnership reviews all capital expenditures and classifies them in one of the following two categories:
i)Growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our partnership’s returns. These projects are eligible for inclusion in the rate base of our utilities segment, or they are meant to add capacity to further expand our existing infrastructure networks in our transport, midstream and data operations;
ii)Maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld.
We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet our partnership’s target after-tax equity return threshold of 12-15%. Projects that meet these return targets are presented to the Capital Expenditure Committee which comprises senior personnel of the General Partner of our partnership. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.
Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our businesses to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business performs a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the business’ maintenance capital approach that is agreed upon with our partnership at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to our partnership’s corporate asset management teams that are responsible for overseeing our partnership’s operations, and have ample experience in managing utilities, transport, midstream and data assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to our partnership’s senior executive team. Once approved, these maintenance plans are executed in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
In addition to the various levels of internal reviews, our partnership engages a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged an accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities related to our process for compiling the annual sustaining maintenance capital expenditure ranges by segment. The results from the engagements confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature.
The following table presents the components of growth capital expenditures by operating segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2022	2021	2022	2021
Growth capital expenditures by segment
Utilities	$129	$108	$241	$232
Transport	73	71	128	119
Midstream	93	1	173	4
Data	70	57	133	99
	$365	$237	$675	$454
Growth capital expenditures for the three-month period ended June 30, 2022 were $365 million, an increase from $237 million during the same period in 2021. Growth capital spend increased at our midstream segment due to the build out of a petrochemical complex at Inter Pipeline, which we acquired in the second half of 2021. Growth capital expenditures increased at our data segment from the build out of our global data center operations and at our utilities segment from the acquisition of two Australian utilities in 2022.
Q2 2022 INTERIM REPORT 75

The following table presents the components of maintenance capital expenditures by operating segment:

			Actual Capex
	Annual Ongoing Estimated Maintenance Capex		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	Low	High	2022	2021	2022	2021
Maintenance capital expenditures by segment
Utilities	$40	$50	$13	$11	$22	$16
Transport	150	160	45	38	82	67
Midstream	150	160	32	21	46	29
Data	35	45	9	14	18	24
	$375	$415	$99	$84	$168	$136
Maintenance capital expenditures for the three-month period ended June 30, 2022 were $99 million, a $15 million increase from the same period in 2021. Maintenance capital expenditures increased at our midstream segment from the acquisition of Inter Pipeline in the second half of 2021. We estimate annual maintenance capital expenditures to be $40-50 million, $150-160 million, $150-160 million, and $35-45 million for our utilities, transport, midstream, and data segments, respectively, for a total range between $375-415 million. As at June 30, 2022, our maintenance capital expenditures were below our estimated range primarily due to the timing of seasonal maintenance spend in our midstream segment. Our partnership leverages industry data and benchmarks provided by a global engineering services firm to determine the appropriate maintenance capital ranges as disclosed above.
DEPRECIATION, AMORTIZATION AND RETURN OF CAPITAL ESTIMATES
When determining the fair value, useful life and residual value of essential, long-life infrastructure investments, certain judgments and estimates are used. As a result, our partnership’s depreciation and amortization is not directly comparable to the level of capital required to maintain the structural integrity and safety of our physical assets and their operating cash flow profile. There are three distinct limitations with using our partnership’s accounting depreciation as a proxy for annual maintenance capital requirements which are as follows:
i)The partnership has elected to revalue property, plant and equipment (“PP&E”) annually under IFRS. Each year we assess the fair value of our PP&E by reviewing the discounted cash flows that we expect to receive from the underlying business. The revaluation gains we have recorded reflect our ability to increase the cash flows generated from these businesses, the reinvestment of cash flows into both maintenance capital and accretive organic growth projects, and the increasing institutional demand for de-risked mature investments in the current low interest rate environment. While revaluation gains correspond to increasing values for our shareholders, they also lead to higher depreciation expense as we amortize a higher asset valuation over the same useful life estimate. However, this increase in reported depreciation often does not correspond to an increase in the cost to maintain the physical asset base. We estimate that revaluation gains alone result in an increase in our reported depreciation by almost 20% over the last three years.
ii)Due to the nature of our investments, historically, a significant portion of purchase price allocations was ascribed to PP&E. This allocation has a similar effect to the revaluation approach in that it increases depreciation expense during our ownership period. A recent example of this would be our acquisition of the leading independent telecom tower operator in France. The business generates stable, inflation-linked cash flows underpinned by long-term contracts with its customers. For the purposes of the purchase price allocation, we used an internal discounted cash flow model to allocate the consideration paid to PP&E (the physical towers) and intangible assets (the long-term customer relationships with our tenants). This business had limited goodwill ascribed to it and therefore resulted in a carrying value of PP&E far in excess of the seller’s previously depreciated cost base. As a result, the annual depreciation expense that we recognize is significantly higher than would have been recognized by the seller. Similar to the first point, the cash flow expected to be generated from the investment results in a premium to the physical replacement cost which further expands the disconnect between accounting depreciation and the true cost to maintain these assets. Today, we estimate that almost 30% of our partnership’s share of depreciation and amortization expense is the result of the method of allocating the initial purchase price allocation primarily to depreciable asset classes.
iii)Depreciation over accounting useful life is not always reflective of annual maintenance expenditures as many of our infrastructure assets have very minimal maintenance requirements. An illustrative example of this is our U.K. regulated distribution business, the largest independent ‘last mile’ gas and electricity connection provider in the country with over two million multi-utility connections in place today. Under our adopted accounting standards, IFRS, we are required to depreciate the network over a period of up to 60 years. However, our network assets, which consist primarily of nearly indestructible pipes installed several feet underground, require minimal on-going maintenance.
76 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Some of our utility and transport investments are owned and operated under concessions which can further cause depreciation and amortization to exceed maintenance requirements. Essential infrastructure assets are often owned through arrangements which grant the concessionaire the right to operate the investment for a specified period of time. This is common in certain asset classes, such as toll roads, where the assets revert to the regulator at the end of the specified time period. Our partnership’s largest concession-based investments are in our toll road businesses. These concessions are for a subset of the asset’s useful life, and therefore annual maintenance capital during a concession term may be less than required over its full useful life (for example, toll roads in North and South America could last up to 100 years, however concession periods can range between 20-40 years).
Different from the many perpetual franchises we own, cash flow streams over an investment period of concession arrangements will include the return of capital invested. As such, we believe investors should understand the portion of our cash flows that we estimate are a return of capital. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
The following table summarizes the return of capital estimates for the three and six-month periods ended June 30, 2022 and June 30, 2021:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2022	2021	2022	2021
Return of capital(1)	$(36)	$(39)	$(72)	$(78)
1.Refer to the “Reconciliation of Non-IFRS Financial Measures” for additional information. Return of capital is used in the calculation of return on Invested Capital, a non-IFRS financial measure.
Although helpful in the context of understanding the operating performance of our business, we believe reducing our operating cash flows by return of capital to develop an alternative estimate of the long-term cash flow generating abilities of our partnership is not appropriate. Such an estimate would not take into account changes in the value of the business as a result of our strategic initiatives. When acquiring these concession rights, we focus on surrounding these assets with an experienced management team and a platform for growth. As concession agreements are transferable, we plan on monetizing these investments as part of our broader capital recycling initiatives, as we recently did at our Chilean toll road operation. We acquired this concession-based business for $340 million during 2011 and 2012. Through the reinvestment of cash flows, a stable capital structure and building a strong management team, we were able to sell this business for net-to-BIP after-tax proceeds of approximately $700 million across three individual transactions, while having eight fewer years remaining on the concession. The asset sale resulted in an IRR of 16%. Although we attribute a portion of cash flows as return of capital, the value of our assets under finite life concession arrangements does not necessarily decrease over time in part because with strong teams running the business, and overall GDP growth requiring more infrastructure, the potential to secure further assets or expand existing assets is valuable. In the case of our Chilean toll road business, we realized proceeds well in excess of the capital we invested.
To enhance the comparability of our financial statements and non-IFRS metrics, we encourage investors to consider the maintenance capital expenditure ranges and return of capital estimates included in our disclosures. These disclosures, when combined with our IFRS and non-IFRS measures, will provide users with a fulsome view of our operating performance over time.
Q2 2022 INTERIM REPORT 77

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2022	2021	2022	2021
Cash from operating activities(1)	$734	$564	$1,469	$1,290
Cash (used by) from investing activities	(584)	2,018	(1,708)	2,139
Cash (used by) from financing activities	(690)	(2,476)	107	(3,018)
1.Our partnership’s cash from operating activities include reduction to cash related to the impact of finance lease receivables signed at our North American residential energy infrastructure operation. The operation presents an outflow for the cost of inventory within the operating cash flows, and given the business has been securitized since 2019, the corresponding cash outflows are offset by increases in non-recourse borrowings under financing activities on the Consolidated Statements of Cash Flows.

This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.

Three-month period ended June 30, 2022 and 2021
Cash from operating activities
Cash from operating activities totaled $0.7 billion for the three-month period ended June 30, 2022, an increase from the same period in 2021, primarily due to organic growth and contributions from recently completed acquisitions which were partially offset by foreign exchange and changes in working capital.
Cash (used by) from investing activities
Cash used by investing activities totaled $0.6 billion for the three-month period ended June 30, 2022, as compared to cash generated from investing activities of $2.0 billion from the same period in 2021. The current period includes approximately $0.2 billion of capital deployed for the acquisition of a 13% interest in an Australian smart meter business and $0.7 billion of net capital invested in long-lived and financial assets. These cash outflows were partially offset by proceeds from the sale of investments in associates of $0.3 billion. The prior period included $2.6 billion of proceeds from the sale of our Canadian district energy business and our U.K. smart meter portfolio, partially offset by $0.6 billion of investments in subsidiaries (net of cash acquired), long-lived assets, and financial assets.
Cash (used by) from financing activities
Cash used by financing activities totaled $0.7 billion for the three-month period ended June 30, 2022, $1.8 billion less than the same period in 2021. The current period included net proceeds from borrowings of $1.1 billion. This was offset by the settlement of the deferred consideration at our Brazilian regulated gas transmission business of $1.0 billion, repayment of deposit to Brookfield of $0.2 billion, net capital provided to non-controlling interests of $0.2 billion, and distribution to unitholders of $0.4 billion. The prior period included net capital provided to non-controlling interests of $2.0 billion, repayment of deposit to Brookfield of $0.7 billion, distributions paid to unitholders of $0.3 billion, and lease liabilities repaid of $0.1 billion. These outflows were partially offset by net proceeds from borrowings of $0.8 billion.
PARTNERSHIP CAPITAL
The total number of partnership units in the Holding LP outstanding is comprised of the following:

	As of
	June 30, 2022	December 31, 2021
Redeemable Partnership Units, held by Brookfield	193,587,222	193,587,222
Special General Partner Units	2,400,631	2,400,631
Managing General Partner Units	458,160,408	457,901,280
Total	654,148,261	653,889,133
An affiliate of Brookfield in its capacity as the special general partner of the Holding LP is entitled to incentive distributions which are based on the amount by which quarterly distributions on the limited partnership units, the Exchange LP units, BIPC exchangeable LP units and the BIPC exchangeable shares exceed specified target levels. To the extent distributions on these securities exceed $0.1218 per unit/share per quarter, the incentive distribution rights entitle the special general partner to 15% of incremental distributions above this threshold to $0.1320 per unit/share.
78 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

To the extent that distributions on limited partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares exceed $0.1320 per unit/share, the incentive distribution rights entitled the special general partner to 25% of incremental distributions above this threshold. During the three and six-month periods ended June 30, 2022, an incentive distribution of $60 million and $120 million , respectively, was paid to the special general partner (2021: $50 million and $100 million).
ENTERPRISE VALUE
We define enterprise value as the market capitalization of our partnership plus preferred units and the partnership’s share of debt, net of cash. In addition to limited partnership units, our partnership’s capital structure includes BIPC exchangeable shares, BIPC Exchangeable LP Units, general partner and Redeemable Partnership Units, as well as Exchange LP Units. We include enterprise value as a measure to assist users in understanding and evaluating the partnership's capital structure.
The following table presents Enterprise Value as of June 30, 2022 and December 31, 2021:

	As of
	June 30, 2022			December 31, 2021
US$ MILLIONS	BIPC(1)	Brookfield Infrastructure(2)	Consolidated Enterprise Value	Consolidated Enterprise Value
Shares/units outstanding	115.7	655.5	771.2	771.1
Price(3)	$42.50	$38.22	—	—
Market capitalization	4,917	25,053	29,970	31,831
Preferred units, preferred shares, and perpetual subordinated notes(4)	—	1,283	1,283	1,210
Net debt(5)	2,840	16,553	19,393	17,502
Enterprise value	$7,757	$42,889	$50,646	$50,543

1.Includes BIPC exchangeable shares and BIPC Exchangeable LP Units.
2.Includes limited partner, general partner and redeemable partnership units, as well as Exchange LP Units.
3.Market value of our partnership is calculated based on the closing price of BIPC exchangeable shares and our units on the New York Stock Exchange.
4.Includes $918 million of preferred units, $72 million of preferred shares, and $293 million of perpetual subordinated notes.
5.Please see “Capital Resources and Liquidity” above for a detailed reconciliation of Brookfield Infrastructure’s net debt to our partnership’s consolidated debt on the Consolidated Statements of Financial Position
RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of less than $1 million were incurred during the three and six-month periods ended June 30, 2022 (2021: less than $1 million for the three and six-month periods).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $105 million and $223 million, respectively, for the three and six-month periods ended June 30, 2022 (2021: $93 million and $185 million). As of June 30, 2022, $103 million was outstanding as payable to the Service Provider (December 31, 2021: $108 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holding LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
As of June 30, 2022, Brookfield Infrastructure had a loan payable of $26 million to a subsidiary of Brookfield (December 31, 2021: $26 million). The loan is payable in full prior to the end of 2024 with an interest rate of 1.7%.
Q2 2022 INTERIM REPORT 79

Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at June 30, 2022, our net deposit from Brookfield was $nil (December 31, 2021: $nil) and Brookfield Infrastructure incurred interest expense of less than $1 million and $2 million for the three and six-month periods ended June 30, 2022, respectively (2021: $1 million and $2 million). Deposits bear interest at market rates.
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of June 30, 2022, there were no borrowings outstanding (December 31, 2021: $nil).
During the quarter, Brookfield Infrastructure transferred an investment funded by our partnership on behalf of future institutional partners to Brookfield. In connection with the transfer, our partnership received approximately $189 million from Brookfield. Separately, Brookfield Infrastructure transferred an investment to Brookfield. Our partnership received $24 million from Brookfield.
As at June 30, 2022, Brookfield Infrastructure had $95 million of corporate borrowings outstanding to a subsidiary of Brookfield (December 31, 2021: $45 million), $6 million of non-recourse borrowings outstanding to an associate of Brookfield (December 31, 2021: $6 million) and approximately $0.6 billion of net payables to a subsidiary of Brookfield (December 31, 2021: $0.6 billion), representing funding provided on behalf of Brookfield Infrastructure in connection with the acquisition of our Canadian diversified midstream operation. As at June 30, 2022, associates of Brookfield Infrastructure had $80 million of non-recourse borrowings outstanding to an associate of Brookfield (December 31, 2021: $111 million).
Brookfield Infrastructure’s subsidiaries provide heating, cooling, connection, port marine and natural gas services on market terms in the normal course of operations to subsidiaries and associates of Brookfield. For the three and six-month periods ended June 30, 2022, revenues of less than $2 million and $3 million, respectively, were generated (2021: $2 million and $4 million).
Brookfield Infrastructure’s subsidiaries purchase power, lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield. For the three and six-month periods ended June 30, 2022, expenses of $27 million and $28 million, respectively, were incurred (2021: less than $1 million for the three and six-month periods, respectively).
In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities of $12 million at June 30, 2022 (December 31, 2021: $12 million) with a subsidiary of Brookfield.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at June 30, 2022, letters of credit issued on behalf of our subsidiaries amounted to $15 million (December 31, 2021: $12 million).
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.
Critical Accounting Estimates
The preparation of financial statements requires management to make significant judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
80 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Significant judgments and estimates made by management and utilized in the normal course of preparing our company’s consolidated financial statements, which we consider to be critical, are outlined below.
Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 13, Property, Plant and Equipment in our December 31, 2021 audited consolidated financial statements. Our partnership’s property, plant, and equipment are measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2021. Brookfield Infrastructure determines fair value under both the income and cost methods with due consideration to significant inputs such as the discount rate, terminal value multiple, overall investment horizon, useful life and replacement cost.
Impairment of goodwill, intangibles with indefinite lives and investment in associates and joint ventures
Our partnership assesses the impairment of goodwill and intangible assets with indefinite lives by reviewing the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values.
The impairment assessment of investments in associates and joint ventures requires estimation of the recoverable amount of the asset.
Other estimates utilized in the preparation of our partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax attributes.
CONTROLS AND PROCEDURES
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the six-month period ended June 30, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Excluded from our evaluation were internal controls over financial reporting at our individually insignificant businesses acquired since January 1, 2022. The financial statements of these entities constitute approximately 0.3% of total assets, 0.4% of partnership capital, less than 0.1% of revenue and net income of the consolidated financial statements of our partnership as of and for the six-month periods ended June 30, 2022.
Q2 2022 INTERIM REPORT 81

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. We may make such statements in this report, in other filings with Canadian regulators or the SEC and in other public communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavour”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis and other planned transactions), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that we operate or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, our plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, likely sources of future opportunities in the markets in which we operate, financing plans for our operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by the forward-looking statements contained herein include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products or services, the ability to achieve growth within Brookfield Infrastructure’s businesses, our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, which is uncertain, some of which depends on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, including as a result of the COVID-19 outbreak, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the potential acquisitions referred to in this letter to unitholders, some of which remain subject to the satisfaction of conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to herein as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the businesses and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, regulatory decisions affecting our regulated businesses, our ability to secure favourable contracts, weather events affecting our business, traffic volumes on our toll road businesses, pandemics or epidemics, and other risks and factors described in the documents filed by us with the securities regulators in Canada and the U.S., including under “Risk Factors” in our most recent Annual Report on Form 20-F and other risks and factors that are described therein. In addition, our future results may be impacted by risks associated with COVID-19, and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and infrastructure assets, and we may be unable to achieve our expected returns.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
82 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.